6/17

02042184

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lenzing

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3207 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/27/02

82-3207

02 JUN 17 AM11:50

ARS
12-31-01





ANNUAL REPORT 2001
OF THE LENZING GROUP

LENZING

CAPITAL EXPENDITURE

in EUR mill.	1999*	2000 4)	2001
Lenzing AG	34	35	57
Lenzing Fibers Corp.	3	-	-
Lenzing Lyocell	2	3	2
Lenzing Plastics	-	2	7
Lenzing Technik	-	1	1
Group total	39	41	67
Group depreciation and amortization charge	52	38	37

PRODUCTION 3)

in 1,000 tonnes	1999	2000	2001
Fibers (total)	294.7	334.6	331.6
Paper	66.9	70.4	72.4
Films	12.6	15.1	14.4

SALES COMPARED TO EARNINGS BEFORE TAXES AND MINORITY INTEREST (EBT)

in EUR mill.



700
600
500
400
300
200
100
0
110
100
90
80
70
60
50
40
30
20
10
0
550.2
599.4
622.7
3.9
69.3
65.5
1999*
2000 4)
2001
Sales
EBT

SALES COMPARED TO EBITDA

in EUR mill.



700
600
500
400
300
200
100
0
110
100
90
80
70
60
50
40
30
20
10
0
550.2
599.4
622.7
61.3
107.6
102.0
1999*
2000 4)
2001
Sales
EBITDA

LENZING

h Pacific Viscose   4) restated according to US-GAAP   *) including Lenzing USA Corporation

KEY DATA OF THE LENZING GROUP ACCORDING TO US-GAAP

BUSINESS RESULTS

in EUR mill.	1999*	2000[4]	2001
Sales	550	599	623
EBIT	9	70	65
EBITDA	61	108	102
EBITDA margin in %	11.1	18.0	16.4
Net income	4	42	54
Retained earnings	133	172	221

FIBERS – MARKET SHARES [2]

in %	1999*	2000	2001
Western Europe [3]	40	42	46
USA [3]	38	38	50
Asia + Rest of the world [3]	14	13	14
World market share [3]	20	20	21
Lenzing AG share of specialty fibers	54	58	60

STOCK EXCHANGE

in EUR	1999*	2000	2001
Common stock in mill.	27	27	27
Capitalized value in mill.	199	294	268
Share price as at 31 Dec.	54	80	73
Earnings per share	1.2	12.7	12.4

FINANCING STRUCTURE

in EUR mill.	1999*	2000[4]	2001
+ Cash	31	28	29
+ Inventories	62	59	62
+ Receivables	118	130	136
- Liabilities [1]	- 125	- 156	- 152
- Net debt	- 116	- 91	- 110

CAPITAL STRUCTURE

in EUR mill.	1999*	2000[4]	2001
Liabilities (excl. of social capital) [1]	324	362	314
Social capital	131	58	59
Equity	232	271	313
ROCE in %	2.0	15.5	11.7
ROE in %	1.9	16.8	18.6

CASH FLOW

in EUR mill.	1999*	2000[4]	2001
Gross cash flow	61	37	86
Net cash provided by operating activities	61	28	82
Net increase (+)/decrease (-) in cash	15	- 2	1
Cash and current investments	84	90	42



THE YEAR 2001

Strategic target wholly accomplished: Very good development despite cyclical low in the textile industry

Sales rose by 4%

EBT almost at record level achieved for 2000

Positive business development continues



LENZING

Lenzing AG .

02 JUN 17 AM 11:50

Invitation

to the shareholders of our company to attend the

58th Ordinary Shareholders' Meeting

on 27 June 2002, at 11.00 hrs.
At the group headquarters of Lenzing AG at 4860 Lenzing, Upper Austria, Austria.

Agenda:

1. Presentation of the established annual accounts and the business report of the Board of Management, together with the status report on the Group and its annexes, on fiscal 2001, as well as of the report of the Supervisory Board

2. Resolution on the use of the balance-sheet profit for 2001, as shown in the annual accounts for 2001

3. Resolution on the discharge of the Board of Management and the Supervisory Board for fiscal 2001

4. Elections to the Supervisory Board

5. Appointment of the Auditor for fiscal 2002

6. Resolution on the following changes in the Articles of Incorporation

   a) Deletion of Paragraph 3 of Section 4
   b) Amendment of Sections 6 and 7 on the composition of the Board of Management and the powers of representation
   c) Amendment of Section 8 regarding the minimum number of members on the Supervisory Board and the maximum length of terms of offices
   d) Amendment of Sections 9, 10 and 17 regarding the number of deputies for the Chairman of the Supervisory Board and the modalities for convening meetings of the Supervisory Board
   e) Amendment of Section 11 regarding the competences of the Working Committee
   f) Amendment of Section 13 regarding the remuneration of members of the Supervisory Board
   g) Amendment of Section 14 regarding the place of shareholders' meetings: to add Heiligenkreuz, to delete Vöcklabruck
   h) Deletion of Paragraph 6 of Section 15
   i) Amendment of Section 21 in order to reduce the time required for convening an ordinary shareholders' meeting
   j) as well as adjustments to amendments in legislation

Shareholders must have deposited their shares with the company's treasury at Lenzing by

Friday, 21 June 2002, at the latest,

where they must remain until the end of the shareholders' meeting, in order to be able to exercise their voting right in the Ordinary Shareholders' Meeting or to present motions. The shares may also be deposited with Bank Austria AG, Vienna, Creditanstalt AG, Vienna, or with Oberbank AG, Linz, or with the head office of another domestic bank, or with an Austrian notary public. When depositing shares with an Austrian notary public, the certificate of deposit must be submitted to the company one day after the expiry of deposit deadline, at the latest.

Lenzing, June 2002 The Board of Management

TABLE OF CONTENS

INTRODUCING LENZING


GROUP

STRATEGIC POSITIONING

CORE COMPETENCE IN FIBERS

TECHNOLOGY LEADERSHIP

- research and development as strategic assets

QUALITY LEADERSHIP

- recognized worldwide as supplier of specialty fibers

NEW MARKETING STRATEGY

- focus on special products with high profit contributions
- developing brands

COST LEADERSHIP

- economies of scale
- pulp integration

HIGHEST STANDARDS OF ENVIRONMENTAL PROTECTION

CELLULOSE PRODUCTS



PULP

- dissolving pulp



FIBERS

- Viscose
- Modal
- Lyocell
- other specialty fibers



A BRIEF PORTRAIT OF THE LENZING GROUP

The Austrian Lenzing Group is a world leader in the manufacture and marketing of cellulose fibers for textile and non-textile applications. As a Global Player with production sites in Europe, the USA and Asia we have succeeded in increasing our world market share of viscose fibers from 9% to 21%* over the last ten years. Further activities of the Lenzing Group are in the business sectors paper, engineering and systems-construction as well as plastics.

Sales	EUR 622.7 mill.
Employees	3,282
Production	332,000 tonnes of fiber*



PRODUCTION PROGRAM

OTHER PRODUCTS



CHEMICALS

- sodium sulphate
- acetic acid
- furfural



LENZING PLASTICS

- films, tapes, fabrics and laminates for packaging, cable production and construction
- Profilen - fibers and yarns for filtration
- yarns for braided packings

PAPER

- recycling paper
- poster paper
- envelope paper



LENZING TECHNIK

- viscose technology
- pulp and environmental technologies
- separation technology
- testing equipment
- automation
- mechanical engineering and industrial services
- marking systems
- fire fighting equipment

LENZING

*) including associated companies

INTRODUCING LENZING


AMERICA
EUROPE
PRESEN

OFFICES
Ditzingen/Germany
Paris/France
Charlotte, North Carolina/USA
Jakarta, Java/Indonesia
Hong Kong/China
Bejing/China

PRODUCTION SITES
Lenzing/Austria
Heiligenkreuz/Austria
Lowland, Tennessee/USA
Purwakarta, Java/Indonesia

ORGANIZATION CHART LENZING GROUP

LENZING AG

LENZING LYOCELL	100%
LENZING USA CORPORATION (LUSAC)	39%
SOUTH PACIFIC VISCOSE (SPV)	41.98%
LENZING DEUTSCHLAND SYNCELL	100%
LENZING FRANCE	100%
LENZING TECHNIK	100%
LENZING PLASTICS	100%
BACELL HANDELSGESELLSCHAFT	100%
RVL RESTSTOFFVERWERTUNG LENZING	50%
BILDUNGSZENTRUM LENZING	75%

LOCATIONS


ASIA
T ON ALL IMPORTANT MARKETS

CORPORATE RESPONSIBILITIES

BOARD OF MANAGEMENT



FRANZ RANINGER

INTERNATIONAL FIBERS OPERATIONS

RESEARCH AND DEVELOPMENT



CHRISTIAN REISINGER

ENGINEERING

ENVIRONMENTAL PROTECTION



PETER UNTERSPERGER

FINANCE AND PROCUREMENT

PAPER AND PLASTICS

LENZING

NOTE FROM THE CHAIRMAN OF THE SUPERVISORY BOARD

LADIES AND GENTLEMEN,

During the past few years, the Lenzing Group has completed a clear and successful change in its structure and culture. Especially when considering the backdrop of difficult overall economic conditions, which marked the business year under review, the Lenzing Group succeeded excellently in maintaining its position in the year 2001, as compared to its competitors.

The concentration on the fiber market, which could be observed for some time, is likely to continue in the future. With its strategy, which has a sustainable cost leadership, an expansion of the Group's world-market position and a continued upgrading in value as its main pillars, the Lenzing Group can now derive an above-average benefit from this development. One decisive step in the direction of securing sustainable earnings for the Lenzing Group was to become independent of the fiber cycle, by focusing on specialty fibers and nonwovens products. The ground for a long-term positive development of our group of companies has been prepared – with our site at Heiligenkreuz, Austria, still continuing to be a major challenge – in order to bring about a further sustainable improvement of the company's results.



CORPORATE BODIES

MEMBERS OF THE SUPERVISORY BOARD

Karl Schmutzer, Vienna
Chairman (as of 15/04/2002)
Deputy Chairman (18/07/2001 - 15/04/2002)

Mag. Ewald Nageler, Vienna
Chairman (18/07/2001 - 07/03/2002)
Deputy Chairman (until 18/07/2001)

Dkfm. Herbert W. Liaunig, Vienna
Chairman (until 18/07/2001)

Mag. Wolfgang Peter, Ljubljana
Deputy Chairman (as of 15/04/2002)

Dr. Hermann Bell, Linz

Dipl.-Ing. Othmar Pühringer, Linz

Dr. Horst Bednar, Vienna

WORKS COUNCIL REPRESENTATIVES

Franz Huber (until 08/01/2001)
Chairman of the White-Collar Workers' Council

Rudolf Baldinger
Chairman of the Company's Works Council
Chairman of the Blue-Collar Workers' Council

On 17 October 2001 the European Commission, for reasons of competition law, prohibited CVC Partners to acquire the majority of the Lenzing shares. This does not create any problems for the Lenzing Group, as we are able to continue on our course successfully on account of our size and global leadership position.

The new majority shareholder, the B & C Group, considers itself to be the Austrian core shareholder with long-term entrepreneurial interests. It supports the Board of Management and the Supervisory Board in its efforts to continue to move along the direction taken, namely to expand the market position of the Lenzing Group, to make consistent further improvements, as well as to secure the sustainable success of the Group by launching innovative products.

Karl Schmutzer
Chairman of the Supervisory Board

MEMBERS OF THE BOARD OF MANAGEMENT

Dr. Franz Raninger

Dipl.-Ing. Dr. Christian Reisinger

Mag. Dr. Peter Untersperger

Dipl.Kfm. Christian Jochen Werz
Spokesman of the Board (until 15/04/2002)

Helmut Maderthaner
Deputy Chairman of the Company's Works Council
Chairman of the White-Collar Workers' Council

Johann Schernberger (as of 09/01/2001)
Deputy Chairman of the Blue-Collar Workers' Council

NOTE FROM THE BOARD OF MANAGEMENT



DEAR SHAREHOLDER,

After the record-setting year of 2000, the Lenzing Group developed excellently in fiscal 2001, although the year under review was characterized by a persistent cyclical low in the textile industry and high raw material costs. We were able to record the second-best result in the company's history, with considerable increases compared to the business years of the past. Thanks to the good acceptance of our fibers, it was possible to work the production lines at Lenzing to full capacity. The business sectors engineering and systems-construction, plastics and paper also provided major profit contributions.

On account of the favorable business development during the year under review, the Board of Management proposes to pay out a dividend of EUR 1.46 per share.

It is our declared goal to achieve a sustained increase in results - i.e. to generate above-average attractive profit margins during a cyclical high, as well as to achieve satisfactory earnings when market conditions are less favorable. In 2001 the Lenzing Group succeeded for the first time in achieving very good results even in a cyclically slack year. We shall continue to follow this successful course. Decreasing unit costs and increasing average earnings by further improving the quality of the product mix and eliminating loss potentials, these are the priority objectives that we continue to pursue with consistency.

Lenzing's continuous optimization of production capacities, more emphasis on marketing efforts and the expansion of our quality leadership through persistent control of the production chain from the raw material wood to the fiber, allowed us to have a first-class performance on the market, as well as to further strengthen our leadership worldwide in an environment that was characterized by a concentration of the fiber market. During the past year alone, competitors closed down five plants throughout the world, for lack of competitiveness.



DR. UNTERSPERG

OF MANAGEMENT

One highlight of fiscal 2001 was the opening of the new viscose fiber production line - which is unique worldwide. With this plant, we are setting new standards in technology and strengthening our position as a globally leading manufacturer of specialty fibers. We are particularly proud that almost the entire input into this high-tech facility came from within our own company. Our subsidiary, Lenzing Technik, was responsible for the planning and construction.

We would like to thank all our shareholders for their confidence in our company. We would also like to thank our customers and suppliers who - as our partners - have contributed decisively to the success of the Lenzing Group. Our special thanks and appreciation go to our employees. It was only thanks to their commitment that we were able to achieve these good results.

Lenzing, April 2002

Dr. Franz Raninger

Dipl.-Ing. Dr. Christian Reisinger

Mag. Dr. Peter Untersperger

TABLE OF CONTENTS



TABLE OF CONTENTS


THE WORLD LEADER
IN CELLULOSE
FIBER TECHNOLOGY
www.lenzing.com
11

LENZING

GENERAL MARKET ENVIRONMENT

Europe, Asia, America
Difficult market environment

In 2001, the fiber industry also felt the general cyclical downturn. The sales volumes of viscose fibers in Western Europe clearly went down, as compared to the year before; the textile industry experienced a cyclical low. Concurrently, there were price reductions for competing fibers. Cotton was quoted at the lowest price in 30 years.

Just like the US economy as a whole, the US fiber market was also very slack throughout the year. The terror attacks of September 11 further seriously aggravated the difficult overall economic situation. Because of the structural weakness of the US textile industry, this had a disproportionate effect on the fiber market. The nonwovens sector also suffered from this weak market environment. A slight recovery of business activities in the USA may, however, be expected in the course of the year.



Also the demand for textile products in Asia was slack throughout the year. The low prices for competitors' fibers put a pressure on the viscose market. During the second half of the year, many viscose customers therefore switched to the production of cotton or polyester yarns. Parallel to that, the politically instable situation in Indonesia had a negative effect on overall economic conditions. During the third quarter of the year, the Indonesian Rupiah gained considerably in value, which had an additional negative impact on the competitiveness of the Indonesian textile industry.



DEVELOPMENT OF THE LENZING GROUP

Sales rose by 4%. Result slightly less than the year before.

During fiscal 2001, the consolidated revenues from sales of the Lenzing Group went up by 4%, as compared to the year before, and amounted to EUR 622.7 mill. (2000: EUR 599.4 mill., excluding LFC). The fibers sector accounted for 65% of sales revenues, paper generated 10%, plastics 11% and engineering and systems-construction 4%.

After the record set in the year 2000, the Lenzing Group achieved excellent results for 2001, despite a difficult market environment. However, on account of a one-off special effect, due to the premature settlement of long-term obligations in fiscal 2000, the results are below the level of the previous year. EBITDA (operating results before amortization and depreciation) amounted to EUR 102.0 mill., as compared to EUR 107.6 mill., and EBIT to EUR 64.6 mill., compared to EUR 69.8 mill. The result before taxes and minority interest (EBT) amounts to EUR 65.5 mill. (2000: EUR 69.3 mill.).

DISTRIBUTION OF SALES BY REGION

100% = EUR 622.7 mill.


AMERICA 3.1%
OTHERS 4.3%
AUSTRIA 20.7%
EU (EXCL. AUSTRIA) 46.0%
ASIA 15.7%
REST OF EUROPE 3.7%
EFTA 6.5%

DISTRIBUTION OF SALES BY SECTOR

100% = EUR 622.7 mill.


ENGINEERING AND SYSTEMS-CONSTRUCTION 4.1%
OTHERS 10.2%
FIBERS 65.1%
PAPER 9.8%
PLASTICS 10.8%

The total production at the Lenzing sites amounted to 332,000 tonnes of fibers in 2001. During recent years, the Lenzing Group succeeded in expanding its market share from 9% to 21%*, which strengthened its position as world-market leader.

The equity ratio rose from 39% in 2000 to 46% for the year under review, Lenzing AG recorded for the first time even more than 50%. ROCE amounted to 12%. The Net Gearing developed from 33% to 35%.

*) including associated companies

During fiscal 2001, EUR 66.7 mill.* were invested (2000: EUR 41.0 mill.). The most important projects were the construction of a modern viscose fiber production line and the construction of a new timber yard at Lenzing, as well as a range of activities to eliminate production bottlenecks to improve our productive capacity.

The term of the convertible bonds, of which 735,000 units (with a nominal value of ATS 1,000 each) had been issued in 1994, ended on 31 December 2001. The right of conversion, which they evidence, was not exercised by the bond holders. As a result, the convertible bonds in the amount of EUR 53.4 mill. were fully paid back as at 31 December.

On 31 December 2001, Lenzing AG sold the majority stake in Lenzing USA Corporation (LUSAC), its 100% US subsidiary. Lenzing Fibers Corporation (LFC), the LUSAC subsidiary, had to fight hard against a difficult market environment in the USA, which was further aggravated by the events of September 11 and the general recession in the United States. The buyer is a manager of South Pacific Viscose, the associated company in Indonesia, together with a Swiss investor. However, Lenzing AG would like to continue to have access to the still attractive American nonwovens market, which is why 39% of the LUSAC shares continue to be owned by Lenzing AG.


23.47
21.90

The Lenzing Group succeeded in expanding its market share from 9% to 21%, which strengthened its position as world-market leader.



*) without the LUSAC Group

DEVELOPMENT OF LENZING SHARES


ATX
LENZING
1,250
1,200
1,150
1,100
1,050
1,000
950
900
90
85
80
75
70
65
01/01
02/01
03/01
04/01
05/01
06/01
07/01
08/01
09/01
10/01
11/01
12/01
01/02
ATX
LENZING SHARES

As at 28 December 2001, the closing price for Lenzing shares was EUR 73.0. This corresponds to a decrease of about 9%, as compared to last year's value (28 December 2000: EUR 80.0). The highest price for Lenzing shares was reached on 15 February 2001, when shares were quoted at EUR 87.9. In October – shortly before the EU decision on the Lenzing sale – the price went up again, to about EUR 82.0. The lowest price was EUR 69.5 (12 September).

For fiscal 2001, the Board of Management proposes that a dividend of EUR 1.46 per share be distributed.

Proposed dividend:
dividend the same as for the record-breaking year 2000 EUR 1.46 per share.



BUSINESS SECTORS



FIBERS



ENGINEERING



PLASTICS

PAPER

COMPETENT IN MANY FIELDS

We can be found on all important markets of the world – and not only as a company that makes fibers. The Lenzing Group has also given proof of its competence in the field of engineering and systems construction, as well as a manufacturer of high-performance plastic materials and a producer of innovative niche products for the paper sector.





THE FIBERS SECTOR

Fiber production is the core business of the Lenzing Group. This business sector comprises the pulp and fibers production at Lenzing AG and Lenzing Lyocell in Austria, as well as Lenzing Fibers Corporation in the USA and South Pacific Viscose in Indonesia. In 2001 the Lenzing Group succeeded in earning consolidated sales of EUR 405.0 mill. with its fibers business, after EUR 350.1 mill. for the year before (not including Lenzing Fibers Corporation and South Pacific Viscose, which is consolidated at equity).

THE FIBERS DIVISION OF LENZING AG

In spite of difficult market conditions, the fibers division of Lenzing AG recorded a positive development. Fiber production was in high gear. During 2001, sales rose by about 9.6%, amounting to EUR 339.6 mill. Although raw-material prices were at a very high level – caustic soda was twice as expensive as compared to the year before – this business division recorded a very good result.

The clear structural change, achieved by optimizing the product mix and implementing the cost reduction programs in recent years, laid the basis for this positive development. In addition, Lenzing AG, in 2001, was able to rely on its good customer base, as well as benefiting from the withdrawal of international competitors from the market. For example, it was possible to win over former customers of Polynosic, a competing fiber, to Modal, our specialty fiber. The launching of the anti-bacterial fiber Modal Fresh, which is mainly used for undergarments and lingerie applications, was also off to a good start.

NONWOVENS - THE SUCCESSFUL SEGMENT

Fibers made by Lenzing are used both in the textile industry – for fashion, home textiles and technical textile applications – and the so-called nonwovens industry. As the name implies, these fibers are not spun into yarns for the manufacture of fabrics but are made into a fleece for applications in sensitive areas, such as hygiene, medicine and cosmetics. The best-known products are moist wiping cloths, which are used for baby care and as make-up removal pads and refreshing towels. In the field of medicine, nonwovens are used for wound dressings, surgery swabs and components for surgical clothing. Household applications are another vigourously expanding segment.

DELIVERIES OF SPECIALTY FIBERS – LENZING AG

in 1000 tonnes


STANDARD FIBERS
SPECIALTY FIBERS
180
160
140
120
100
80
60
40
20
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

In 2001, specialty fibers accounted already for 60% of the sales

Very good business year in spite of high raw-material prices.



The biggest structural advantage of nonwovens fibers lies in the fact that they are less dependent on cyclical fluctuations than textile fibers. Nonwovens fibers are among the specialty fibers on which Lenzing is increasing its focus: In the year 2001, Lenzing AG used as much as 60% of its capacities for the production of specialty fibers, which accounted for 68% of the profit contributions.

NEW VISCOSE FIBER PRODUCTION LINE SETS QUALITY STANDARDS

After a record construction time of only eight months, a viscose fiber production line, which is equipped with the latest technology, went into operation in summer 2001. More than EUR 20 mill. were invested in this project. The plant, which was specifically designed for the production of nonwovens, sets new quality standards. With this investment, Lenzing secures its top position in this strategically important growth area.

A new timber yard was taken into operation at the end of November 2001, which was right on schedule. The plant facilitates a better utilization of the raw materials as well as an optimization of the production process.

OUTLOOK

In spite of the difficult market environment, Lenzing AG expects 2002 to be a satisfactory year. The demand for Lenzing fibers is very good, and Lenzing AG will continue to benefit from the withdrawal of some competitors. The ongoing increase in productivity, the optimization of the product mix, as well as cost reductions will continue to be at the center of attention for the future.

DISTRIBUTION OF SALES BY BUSINESS SEGMENT


TEXTILE FIBERS 67.5%
NONWOVENS-FIBERS 31.7%
FLAME RETARDANT FIBERS 0.8%

THE FIBERS SECTOR



82% of the "Feel Good Fiber" Lenzing Lyocell are exported.

LENZING LYOCELL

A lower demand from textile customers and the reluctance to purchase on the part of US businesses acted as a brake on the development of Lenzing Lyocell. It is positive to note that the delivered quantities were slightly above last year's level, although the overall conditions continue to be difficult. 82% of the fibers produced at Heiligenkreuz / Burgenland, Austria, were exported. The main markets in Europe are Italy, Spain and Portugal. Furthermore, deliveries go to China, Japan, South Korea, as well as Brazil and the USA. The result of the company continues to be negative, in spite of intensive measures to counter this trend.

The fashion industry uses Lyocell for casual and jeanswear, as well as for products worn close to the skin, such as T-shirts and lingerie/underwear. Home textiles is a segment that is expanding continuously. The newly launched low-fibrillation fiber Lyocell LF and the filling fibers are promising developments. Fibers for technical applications offer further good prospects.

OUTLOOK

The prospects for an improved economic environment give rise to an increase in demand for Lyocell products. In addition, by stepping up marketing efforts and launching new products, the quantities sold should grow.

LENZING FIBERS CORPORATION*

LFC will continue to expand the nonwovens area, which is less cyclically dependent.

During the year under review, Lenzing Fibers Corporation (LFC) had to face a very difficult market environment. The downturn of the US economy was considerably aggravated by the attacks of September 11. In addition, low-price imports of textiles from Asia and the closure sales which Acordis, a competitor, staged after discontinuing its production in Mobile, Alabama, slowed down demand. High raw-material prices and energy costs also brought pressure to bear on the results, which continue to be negative. As in the past, LFC spares no effort to expand the nonwovens area (hygiene products, wiping cloths and medical applications), which is less dependent on cyclical fluctuations.

Lenzing Fibers Corporation is a 100% subsidiary of Lenzing USA Corporation (LUSAC). On 31 December 2001, Lenzing AG sold the majority of its US subsidiary shares. The buyer is a manager of South Pacific Viscose, our associated company in Indonesia, together with a Swiss investor. Lenzing AG would like to continue to have access to the still attractive nonwovens market in the USA. 39% of the LUSAC shares therefore remain with Lenzing AG.

OUTLOOK

A slight recovery of business activities in the USA is expected for the months to come. The development of the euro is also decisive for LFC. If the euro continues to be weak, imports of semi-finished products from Europe will be a problem for the US customers of LFC. Next year's priorities are an expansion of capacity and a further increase in product quality.

*) associated company, fully consolidated

THE FIBERS SECTOR



SOUTH PACIFIC VISCOSE*

South Pacific Viscose (SPV), our associated company in Indonesia, had to maintain its position in an uncertain political and economic environment. Lower quantities sold, low sales prices and high raw-material prices, especially for caustic soda, exerted a strain on the result.

2001 was characterized by the implementation of several programs intended to secure high product quality, as well as a better utilization of capacities. Intensive efforts targeting the nonwovens market resulted in an increase of quantities for this segment. Because of these measures, SPV succeeded in increasing its share of the Indonesian market to nearly 50%.

Due to the favorable prices for other fibers, spinning mills prefer to process cotton and polyester instead of viscose. SPV reacted with quality improvements and an effective price policy in order to keep customers in the viscose segment. The fact that many spinning mills reduced their output, on account of the slack demand for textile products, was a further aggravating factor during the fourth quarter.

OUTLOOK

The overall economic conditions continue to be difficult. SPV is stepping up its focus on the nonwovens area, as well as its export activities.

SPV succeeded in raising its market share in Indonesia to almost 50%.

*) associated company, consolidated at equity

THE ENGINEERING AND SYSTEMS-CONSTRUCTION SECTOR



Increase of sales
Focus on innovations
Concentration on niche markets

LENZING TECHNIK

Fiscal 2001 was the second complete business year of Lenzing Technik GmbH & Co KG, a 100% subsidiary of Lenzing AG, which became an independent company in October 1999. The set target was fully reached, i.e. to obtain a better position in the engineering and systems-construction sector and to be able to operate worldwide with more flexibility.

With about 500 employees, Lenzing Technik was able to generate non-group sales of EUR 25.5 mill. (2000: EUR 19.8 mill.) in fiscal 2001.

The company succeeded in raising its total sales by 27%, i.e. to EUR 65.5 mill. The construction of the new, ultra-modern viscose fiber production line at Lenzing was a contributing factor. This high-tech plant has been in operation since mid-September and meets all criteria regarding production quantity and quality.

The top focal points of current international activities are projects in China, Korea, Russia and Western Europe. The order level is satisfactory: we were able to raise the order intake by about 60%, as compared to the beginning of the year. On account of a positive development in profit contributions and contained fixed costs, the results were clearly above last year's figures.

In addition to the new fiber line, intensive innovations in the different product segments have borne fruit - which is evident by the increase in orders. The company is engaged in ongoing efforts to round-off the product range, so as to be able to offer services from the planning to the implementation of turn-key plants for the pulp and fiber technology industry, plus industrial services and automation, as well as testing equipment and special equipment.



LENZING TECHNIK

In the course of fiscal 2001, the company continued to shift the services it offers from the fiber segment to a broader customer base.

OUTLOOK

Lenzing Technik is optimistic about its future. Especially with the new product developments, it will continue to expand its market shares and to focus on specific niche markets. At the beginning of fiscal 2002, the flow of incoming orders is also showing a positive development. We intend to continue focusing on innovation as part of the company's strategy.

DISTRIBUTION OF SALES BY SEGMENT


VISCOSE TECHNOLOGY 11.8%
PULP- AND ENVIRONMENTAL TECHNOLOGIES 13.8%
AUTOMATION 16.1%
MECH. ENGINEERING/INDUSTRIAL SERVICES 44.7%
LENZING INSTRUMENTS 3.3%
FIRE FIGHTING 0.7%
MARKING SYSTEMS 2.9%
SEPARATION TECHNOLOGY 6.6%

THE PLASTICS SECTOR

DISTRIBUTION OF SALES BY MARKET SEGMENT



BUILDING MATERIALS 31.2%
PTFE-PRODUCTS 31.4%
CABLE FILMS 12%
PACKAGING 25.3%

LENZING PLASTICS

Lenzing Plastics GmbH & Co KG is a 100% subsidiary of Lenzing AG. Originally, it was founded to manufacture film packagings for the fiber products of Lenzing AG. In 2000, it was divested as Lenzing Plastics and became an independent company.

In fiscal 2001 the company achieved sales of EUR 67.5 mill., which is an increase of 10% over last year's figure. The share of exports amounts to about 95%, of which approximately one third goes to countries outside Europe. With many of its products, Lenzing Plastics has become a world-market leader. In recent times, the company succeeded in gaining further market shares continuously.

The company produces separator and wrapping films, as well as marking tapes for power engineering, telecommunications and special cables used for high-tech applications in aircraft construction. Although the cable industry is stagnating, this business sector succeeded in further increasing production and sales during the year under review.

In addition, films, complex laminates and fabrics for special packaging applications are manufactured. As regards packaging, Lenzing Plastics has become well established in several areas of vigorous growth.

In the thermoplast division, a new MOPP line (for mono-axially drawn polypropylene films) was taken into operation in September 2001 which produces films for tear tapes and carry handles. Lenzing Plastics expects to achieve a similarly continuous expansion of sales with these special products.



Successful on many niche markets.
Innovative product mix.
Application know-how.



With respect to building materials, Lenzing Plastics produces permeable film laminates for roof constructions, as well as semi-finished products for the insulating-material industry. Although market conditions continue to be difficult, the company succeeded in expanding its sales in this area considerably.

The PTFE (polytetrafluoroethylene) business, especially the market niche hot-gas filtration, was developing above expectations. In this area, Lenzing Plastics has clearly taken over market leadership. On account of the good order situation, investment projects to increase capacity will be begun sooner than planned, which will have an impact on results as of 2002. Technical innovations will be the basis for a further growth of the PTFE segment.

OUTLOOK

From today's perspective, Lenzing Plastics is expecting another good year. The hot-gas filtration business is continuing its dynamic development. The building industry should also recover slightly in the course of the year. The cable business is following a satisfactory course. The development of new products and the implementation of investment projects indicate that improved results for a number of segments may be expected.

Lenzing Plastics has clearly become the market leader on the niche market hot gas filtration.

THE PAPER SECTOR

THE PAPER DIVISION OF LENZING AG

Fiscal 2001 took a positive course for Lenzing Paper. Despite a subdued market environment, which persisted throughout the year, production capacities were fully utilized on account of the good order situation. More than 72,300 tonnes of high-quality woodfree natural paper were produced. Deliveries were above expectations. It was possible to maintain price levels relatively well during the year under review. About 135 employees achieved sales of EUR 61.2 mill. (2000: EUR 58.4 mill.). The results developed to our satisfaction.

As regards raw materials, pulp prices stabilized during the second semester, after a sharp drop during the first six months of 2001. Waste-paper prices showed a slightly downward trend.

Lenzing Paper's strategy is to manufacture sophisticated niche products that require special know-how. The range of products covers high-quality recycling, poster and envelope paper varieties. Lenzing Paper holds a top position in Europe in all three product groups.

Recycling paper varieties are produced from 100% waste paper. These paper varieties can be used for an extremely wide range of applications – e.g. for offset and book printing, as stationery, as well as for laser and ink-jet applications. Poster paper varieties are especially demanding, since they must withstand wind and weather for about two to four weeks after they have been printed and affixed. Lenzing Paper is one of the few manufacturers who produce these paper varieties. With the help of customized services and logistics services Lenzing Paper was able to further expand already existing cooperation partnerships with the European envelope industry.

OUTLOOK

Although the market environment continues to be difficult, Lenzing Paper expects a rise in sales. On a medium-term basis, raw-material prices are forecast to go up.

DISTRIBUTION OF SALES BY VARIETY



POSTER PAPER 13.1%
ENVELOPE PAPER 50.4%
RECYCLING PAPER 36.5%

Sophisticated niche products: recycling paper, poster paper, and envelope paper.

RESEARCH AND DEVELOPMENT



Priorities:

- developing innovative fibers
- optimizing processes
- improving quality
- ensuring an environmentally friendly production



The expenditure for research and development (calculated according to the Frascati Manual) amounted to about EUR 12 mill. (2000: EUR 10 mill.) during fiscal 2001. This corresponds to about 2% of the achieved sales results.

Research and development are essential elements for expanding Lenzing's worldwide leadership position in the fibers area. In recent years, a unique center of competence was built at the Lenzing location. It provides the company with the expertise needed for different innovative projects, such as expertise in wood, cellulose and textile chemistry, pulp and fiber technology, as well as the requisite analytical methods and the processes with an impact on the environment. Research and development activities during fiscal 2001 dealt with projects to develop innovative fibers, in support of the strategy oriented to high-quality special products, as well as process optimizations in order to reduce costs, to improve quality and to ensure an environmentally friendly production.

VISCOSE

The development of new specialty fibers was the top priority in the year 2001. "Viscostar", a highly absorbent fiber that is used particularly for hygiene applications, was successfully launched on the market in 2001. Furthermore, Viscofresh, an anti-bacterial fiber that was developed for the nonwovens segment, was introduced to the market. Moreover, work continued on developing a Modalfresh fiber, as well as on bringing a new fiber with special dyeing properties to market maturity.

LYOCELL

This year again, efforts to optimize the Lyocell technology were at the center of attention. New fibers were developed and existing ones were improved. The company stepped up activities to further develop a low-fibrillation Lyocell LF fiber, to improve the suitability of Lyocell for the nonwovens sector, as well as the use of the specific property profile of this new fiber generation for home textiles and technical applications.

PULP

As far as raw materials are concerned, significant progress was achieved by modifying the processes used to produce pulp. We can now manufacture products with a quality that is more uniform and better adapted to the demands of fiber production, while at the same time achieving lower production costs and reducing specific emission values. Plans to expand the production capacity, without committing considerable investments, have been drawn up.

COOPERATIONS

In the area of research and development there is close cooperation with our customers. Major results also derive from a series of longer-term cooperations with industrial partners and university research institutions. In this connection, the participation in different EU projects and in other cooperation establishments merit special attention. The better utilization of wood, the raw material, is at the center of attention of the new partnership with the center of competence "Holzchemie und Holzverbundstoffe" (Wood Chemistry and Wood Compound Materials). At the "Christian Doppler Labor für Zellstoffreaktivität" (Christian Doppler Laboratory for Pulp Reactivity) in Vienna, work on new analytical methods for an improved process and product control was continued. In the framework of an EU research project, work progressed on the development of fibers that will be used for waste-water treatment applications. Together with industrial partners, the company worked on alternative cellulose-based products on the basis of the Lyocell technology.

Unique center of competence for wood, cellulose and textile chemistry, as well as pulp and fiber technologies.

ENVIRONMENTAL PROTECTION

The Lenzing Group is a trend-setter worldwide in the pulp and viscose fiber industry. Already two decades ago, the company took a decision in favor of reducing emissions with an impact on the environment. Ever since, it has made ongoing investments in the respective emission-reducing production technologies and optimization measures.

Although production quantities went up during the year under review, emissions stayed at the same level. The optimization of our processes and the use of new pollution-control facilities helped us to achieve this goal.

A major investment in the year 2001 was committed to the reduction of sulphates in waste waters. The gypsum, resulting from the technology we apply, is used as a valuable material by the building industry.

The safe handling of chemicals is another cornerstone for Lenzing in the field of environmental protection. All steps with regard to procuring chemicals, to recording and improving data quality, as well as the use and removal of chemicals are taken on the basis of the highest quality standards. Important selection criteria in procurement are ecological factors, such as environmental behavior and biological degradability.

LENZING TESTING STATION FOR ECOLOGICAL ANALYSIS

The Testing Station for Ecological Analysis (Umweltanalytik Lenzing – UAL), which was accredited in 1996, supplies services to external customers. In the year 2001, UAL again succeeded in maintaining its position on the market and in increasing its sales. In addition to waste-water testing, UAL increasingly provides services in connection with eco-toxicological investigations and waste-removal analyses. Our customers benefit from UAL's in-house experience and also receive advice with regard to all legal overall requirements.

RESPONSIBLE CARE

Since 1996, Lenzing AG has been a voluntary participant in "Responsible Care", the environmental program of the European Chemical Association as well as of the Austrian Association of the Chemical Industry. As a result, the company is subject – on a voluntary basis – to strict requirements with regard to environmental protection, safety at work, and the health of staff members. These requirements exceed the statutory regulations. In addition, Lenzing AG is also a member of the Transport, Accident, Information and Assistance System (TUIS) of the Austrian Chemical Industry and offers the authorities and public services its expertise and assistance in case of transport accidents with chemical products.

FUEL MIX 2001 AT LENZING AG


BIOGENIC FUELS AND RESIDUAL MATERIALS 77% CO_2 NEUTRAL
LYES 39.8%
BARK / SAWDUST 10.8%
RESIDUAL MATERIAL / SLUDGE 26.3%
FOSSILE FUELS 23%
COAL 11.6%
OIL 3.0%
NATURAL GAS 8.5%

Approximately 3/4 of the biogenic fuels and residual materials are CO_2 neutral. As a result, Lenzing is making a valuable contribution towards reaching the climate targets.

SUSTAINABLE PRODUCTION

Sustainability is a topic Lenzing has been living with for decades. The concept of sustainability comes from forestry. The primary concern is to maintain forests. The needs of consumers and forest owners must be guided by the productivity of the forest. For example, Lenzing AG buys 95% of the available Austrian beech thinning timber cut in the course of forest cultivation. As a major customer for this type of wood, Lenzing contributes significantly towards an ecologically intact and sustainable forest industry.

Lenzing produces not only pulp, and ultimately fibers, from wood but also a number of valuable coupled products. The higher wood yield does not only achieve a higher value added but also reduces the strain on the environment. As a result, Lenzing continues to develop the idea of "wood refining".

Lenzing AG buys approximately 95% of Austria's beech thinning timber obtained from forest cultivation.

RESTSTOFFVERWERTUNG LENZING

The plant built by Reststoffverwertung Lenzing (RVL) is a joint venture of Lenzing AG and AVE GmbH. It makes it possible to use the sorted and processed residual materials in an ecologically meaningful way. In fall 2001, the three-year trial operation came to an end. By means of a decree, dated 21 November 2001, RVL GmbH was issued the permanent operating license, on the basis of the very positive results of the trial operation and the secured evidence. As can be expected in connection with such a large-scale waste-management project, the operating license was appealed against, which means that it has not become legally effective.



HUMAN RESOURCES

As at 31 December 2001, the Lenzing Group had a total staff of 3,282*. On average, employees stay with the Lenzing Group for 17 years.



During fiscal 2001, 39 apprentices were recruited for training in the following apprenticeship occupations: chemical process technology, chemical process technology/chemical laboratory technology, mechanical engineering, process control/electrical operations, plastics processing, paper technology and textile mechanics. As at 31 December 2001, the Lenzing Group had a total of 107 apprentices, who undergo the dual training system which takes place both on the workshop floor and at the Bildungszentrum Lenzing GmbH – the training center that is a 75% subsidiary of Lenzing AG. For the company, the training of apprentices is a serious commitment, which is reflected by the fact that 18 apprentices more than last year were receiving their training at Lenzing AG during the year under review. With this input, the company also complies with the wish of the region for more apprenticeship training and offers many young people the opportunity of an excellent training.

In addition, 270 summer jobbers and summer trainees in business and technical occupations, as well as in research and production worked at the Lenzing location during fiscal 2001. Lenzing also commissioned numerous doctoral theses and diploma papers covering technical/chemical and marketing-oriented projects.

TRAINING AND FURTHER TRAINING

Lenzing attaches great importance to training and the broadening of the qualifications of its staff. At the Bildungszentrum Lenzing, which also offers its programs to external students, staff members have a wide range of options for obtaining some basic or further training. The courses for employees to qualify as skilled workers for plastics processing and as chemical process engineers, as well as the EDP courses, in particular, met with great interest from staff members. Another priority were management and leadership seminars. For example, a new program for young managers to expand their potential was initiated. The goal of the program is to provide multidisciplinary further training with special aspects of management techniques, in order to allow the participants to be fully prepared to meet the changing organizational and market conditions.

SAFETY AND HEALTH

The sustainable improvement in the safety and health of Lenzing employees is an important corporate goal. Well-established training programs were continued, such as "Safe – Accident-Free – Sober", which deals with the issue of alcohol at the work place, or "Easy to Reach 100%", which deals with different accident sources. The program "Easy to Reach 100%" earned the company an excellent second place at "Präventa", the international safety fair in Dornbirn, Austria. The decisive factor was that the whole management culture changed, resulting in a high level of independent responsibility on the part of the staff members, when they were involved in the preparation of the safety instructions.

*) not including South Pacific Viscose



In addition to several health-promotion campaigns and projects (stop-smoking schemes, eye testing/free glasses for computer workers, health gymnastics, etc.) the project "Health Days" was implemented for the first time in 2001. In the course of three-day stays at appropriate health resorts, qualified experts create a greater awareness among staff members for their own health by actively involving them in nutrition, mobility and stress prevention issues.

"IDEAS EXCHANGE"

The Ideas Exchange is an in-house clearing house for creative improvements of the production processes and work routines. In the year 2001, the suggestions made by staff members yielded the greatest savings since the Ideas Exchange was set up. The savings potential of the 537 implemented suggestions amounted to EUR 2.5 mill. Bonuses of about EUR 280,000 were paid for these ideas. The Team Work scheme once again took the lead among the suggestions. Participants in this scheme, which considers cooperative action to be paramount, submitted about 80% of the suggestions for improvements. The fact that the quality of the ideas is continuously improving deserves special mention. Work is still under way to reduce the time needed for implementing the suggestions and to introduce "speedy improvements".



Savings potential of EUR 2.5 mill. thanks to good ideas: Bonuses of about EUR 280,000 paid to staff members.

THE LENZING GROUP IN 2002

UPDATE

The market environment, which was difficult last year, is slowly beginning to improve. The development of business activities in the first few months of 2002 at the Lenzing Group continues to be positive. We are able to work our production lines to full capacity. Sales are also in line with expectations. The result for the first quarter 2002 will probably exceed that of the comparable quarter last year by one third.

In an extra-ordinary meeting on 15 April 2002, the Supervisory Board decided to part company with Dipl.Kfm. Jochen Werz, Spokesman of the Board of Management. The decision had immediate effect.



OUTLOOK

The Lenzing Group expects 2002 to be another very good business year. However, the market conditions in the textile segment continue to be difficult. Lenzing AG will benefit from the improved situation on the fiber market. Lenzing Lyocell is positive that it will be able to sell larger quantities by launching new products and stepping up marketing efforts. The development of LFC and SPV depends on the overall conditions on the respective markets. Lenzing AG will increase its focus on the nonwovens segment for all fibers activities, since this is less dependent on cyclical fluctuations.

Although the market environment continues to be difficult, Lenzing Plastics expects a good business year with rising sales figures. Lenzing Technik, too, expects sales to be on a high level in fiscal 2002. The difficult market conditions will also persist in the paper industry. Lenzing Paper, nevertheless, expects to continue to sell bigger quantities. Raw-material prices will go up again on a medium-term basis.





FINANCIAL STATEMENT 2001



TABLE OF CONTENTS



LENZING

BALANCE SHEET

ASSETS

	Note	31 December 2001	31 December 2000*)	31 December 2000
		EUR	EUR '000	EUR '000
CURRENT ASSETS				
Cash		28,673,187	27,693.2	28,223.8
Investments	3	13,314,729	62,550.8	62,550.8
Accounts receivable				
Trade	4	111,915,041	107,182.6	111,788.1
Other		24,308,070	23,267.6	25,226.2
Deferred taxation	16	19,952	818.7	818.7
Inventory	5			
Raw materials and consumables		22,925,413	26,129.0	36,273.4
Work in progress and finished goods		38,867,699	32,614.7	36,341.4
Net assets of discontinued division	17	364,087	0.0	0.0
TOTAL CURRENT ASSETS		240,388,178	280,256.6	301,222.4
INVESTMENTS AND LOANS				
Investments in unconsolidated subsidiaries		1,150,246	1,148.2	1,148.2
Investments in associates	6	853,517	994.0	994.0
Loans	22	29,797,179	21,685.8	20,420.6
Available-for-sale securities	7	20,490,256	21,846.4	21,846.4
TOTAL INVESTMENTS AND LOANS		52,291,198	45,674.4	44,409.2
PROPERTY, PLANT AND EQUIPMENT	8			
Land		2,457,809	2,458.9	3,414.8
Buildings		71,533,589	66,734.8	67,772.0
Plant and machinery		291,994,363	268,216.4	270,186.3
Fixtures, fittings and other assets		9,769,763	9,901.0	9,950.6
Prepayments and work in the course of construction		6,248,171	11,126.5	13,335.8
TOTAL PROPERTY, PLANT AND EQUIPMENT		382,003,695	358,437.6	364,659.5
OTHER NON-CURRENT ASSETS				
Intangible fixed assets	9	4,922,954	3,410.0	5,382.5
Other non-current assets		6,341,249	2,726.3	2,726.3
TOTAL OTHER NON-CURRENT ASSETS		11,264,203	6,136.3	8,108.8
TOTAL ASSETS		685,947,274	690,504.9	718,399.9

*) according to US GAAP - LUSAC Group as discontinued operation

LIABILITIES AND EQUITY

	Note	31 December 2001	31 December 2000*)	31 December 2000
		EUR	EUR '000	EUR '000
CURRENT LIABILITIES				
Current portion of long-term debt	12	16,601,006	16,023.8	20,588.8
Accounts payable				
Trade	10	52,215,547	56,277.2	61,268.2
Taxation		9,575,082	6,458.8	6,458.8
Other		52,044,362	47,185.0	50,261.5
Deferred taxation	16	337,034	105.0	517.3
Net assets of discontinued division	17	0	16,460.7	0.0
TOTAL CURRENT LIABILITIES		**130,773,031**	**142,510.5**	**139,094.6**
NON-CURRENT LIABILITIES				
Convertible bond	11	0	53,414,5	53,414.5
Long-term debt				
Banks	12	69,118,000	38,421.7	59,950.2
Other	12	58,308,467	64,990.5	66,852.3
Contribution by dormant partner		8,394,791	7,943.0	7,943.0
Accrued pension and other post-retirement benefits	13,14	58,949,657	57,577.5	65,498.1
Other long-term liabilities	12	30,047,616	27,836.7	27,836.7
Deferred taxation	16	17,375,221	26,605.5	26,605.5
TOTAL NON-CURRENT LIABILITIES		**242,193,752**	**276,789.4**	**308,100.3**
MINORITY INTEREST		**294,918**	**64.7**	**64.7**
STOCKHOLDERS' EQUITY	**18**			
Common stock		26,717,250	26,717.3	26,717.3
Additional paid-in capital		63,599,592	63,599.6	63,599.6
Retained earnings		221,055,300	172,218.1	172,218.1
Accumulated other comprehensive income		1,313,431	8,605.3	8,605.3
Total accumulated comprehensive income		**222,368,731**	**180,823.4**	**180,823.4**
TOTAL STOCKHOLDERS' EQUITY		**312,685,573**	**271,140.3**	**271,140.3**
TOTAL LIABILITES AND EQUITY		**685,947,274**	**690,504.9**	**718,399.9**

LENZING

*) according to US GAAP - LUSAC Group as discontinued operation

INCOME STATEMENT

	Note	2001	2000*)	2000
		EUR	EUR '000	EUR '000
SALES		622,697,043	599,443.5	664,101.3
Cost of goods sold		-462,665,495	-456,744.5	-521,821.0
Gross Profit		**160,031,548**	**142,699.0**	**142,280.3**
Operating Expenses				
Freights		-21,412,109	-19,951.7	-21,500.0
Commissions		-6,949,900	-6,297.4	-6,306.3
Other selling expenses		-31,063,156	-29,976.1	-31,064.9
Research and development expenses		-13,655,875	-13,342.3	-13,342.3
General and administrative expenses		-26,331,476	-23,306.9	-25,362.1
Total Operating Expenses		**-99,412,516**	**-92,874.4**	**-97,575.6**
Effect of the early settlement of long-term obligations		0	17,237.9	17,237.9
Other income		5,584,771	3,496.4	5,880.2
Gains or losses on the sale of property, plant and equipment		-1,556,077	-799.9	-799.9
INCOME FROM OPERATIONS		64,647,726	69,759.0	67,022.9
Financial Result				
Gain / loss from investments in associates		-68,398	-46.2	-46.2
Interest expense		-8,595,400	-8,782.4	-10,481.2
Interest income		7,302,338	10,136.0	10,168.4
Other financial income and expense		2,185,470	-1,789.1	-1,789.1
Total Financial Result		**824,010**	**-481.7**	**-2,148.1**
NET INCOME BEFORE TAXES AND MINORITY INTEREST		65,471,736	69,277.3	64,874.8
Income taxes	15,16	-19,893,017	-22,537.0	-22,537.0
NET INCOME FROM CONTINUING OPERATIONS		45,578,719	46,740.3	42,337.8
Discontinued Operations				
Income from operations of discontinued divisions (including income taxes of EUR 7.609.379; 2000: EUR 0,00)		-4,010,242	-4,402.5	0.0
Gain on disposal of discontinued divisions (including income taxes of EUR 5.832.272)		12,665,027	0.0	0.0
Net Income of Discontinued Operations	17	**8,654,785**	**-4,402.5**	**0.0**
Net income before Minority Interest		**54,233,504**	**42,337.8**	**42,337.8**
Minority interest		-30,818	-35.3	-35.3
NET INCOME		54,202,686	42,302.5	42,302.5
Other Comprehensive Income/Loss				
Consolidation adjustments		1,721	0.0	0.0
Foreign currency translation adjustments		-5,409,774	-756.5	-756.5
Minimum pension liability adjustment		-1,791,686	0.0	0.0
Unrealized gains on available-for sale securities		272,897	244.6	244.6
Changes in fair value of derivative hedging instruments		-569,638	0.0	0.0
Total other Comprehensive Income/Loss	23	**-7,496,480**	**-511.9**	**-511.9**
COMPREHENSIVE INCOME		46,706,206	41,790.6	41,790.6
Earnings per Share from continuing operations		EUR	EUR	EUR
Basic		12.39	12.71	11.51
Diluted		11.40	11.68	10.62
Earnings per Share total				
Basic		14.75	11.51	11.51
Diluted		13.48	10.62	10.62

*) according to US GAAP - LUSAC Group as discontinued operation

CASH-FLOW STATEMENT

	2001	2000*)	2000
	EUR '000	EUR '000	EUR '000
Net income	**54,202.7**	**42,302.5**	**42,302.5**
Adjustments to reconcile net income to net cash provided by operating activities			
+ Net income of discontinued operations	-8,654.8	4,402.5	0.0
+ Amounts written off investments and loans	1,926.1	1,739.4	1,739.4
+ Depreciation and amortization of intangible assets and property, plant and equipment	37,385.2	37,852.1	40,426.5
- Write-up of investments and loans	-4,839.6	-81.7	-81.7
Release of (-) / allocation to (+) of long-term provisions	2,343.1	-65,835.7	-65,668.4
Gains on (-) / losses from (+) the sale of			
current investments	-1,148.0	-274.2	-274.2
non-current investments and loans	161.2	97.1	97.1
intangible fixed assets and property, plant and equipment	1,565.3	799.9	799.9
Change in deferred taxation	2,996.0	15,814.5	15,814.5
Other non-cash items	513.7	301.7	350.7
GROSS CASH FLOW	**86,450.9**	**37,118.1**	**35,506.3**
Changes in accounts receivable	-8,394.7	-30,356.6	-27,843.2
Changes in inventory	-3,049.5	-7,854.0	-10,270.6
Changes in accounts payable	6,555.2	29,421.8	30,676.7
NET CASH PROVIDED BY OPERATING ACTIVITIES	**81,561.9**	**28,329.3**	**28,069.2**
- Expenditure on the acquisition of			
current investments	-3,560.2	-33,794.7	-33,794.7
non-current investments and loans	-7,330.3	-27,773.6	-27,567.3
intangible fixed assets and property, plant and equipment	-66,704.3	-41,353.2	-45,276.8
+ Proceeds from the sale of			
current investments	54,111.3	25,164.3	25,164.3
non-current investments and loans	852.6	36,809.7	36,809.7
intangible fixed assets and property, plant and equipment	131.2	3,226.1	3,226.1
NET CASH USED IN INVESTING ACTIVITIES	**-22,499.7**	**-37,721.4**	**-41,438.7**
CASH FROM DISCOUNTINUED OPERATIONS	**-27,662.6**	**475.4**	**0.0**
- Dividends paid	-5,388.2	-2,705.5	-2,705.5
+ Proceeds from the issuance of long-term debt	33,473.8	2,006.7	7,064.4
- Repayment of long-term debt	-55,964.8	-63.6	-63.6
+ Non-repayable investment grants received	3,349.3	6,995.0	6,995.0
Decrease (-) / increase (+) in short-term financing	-6,332.1	227.0	-377.9
NET CASH PROVIDED BY (+) / USED IN (-) FINANCING ACTIVITIES	**-30,862.0**	**6,459.6**	**10,912.4**
INCREASE (+) / DECREASE (-) IN CASH	**537.6**	**-2,457.1**	**-2,457.1**
Cash at beginning of the year	28,223.8	30,676.5	30,676.5
Currency translation differences	-88.2	4.4	4.4
CASH AT END OF THE YEAR	**28,673.2**	**28,223.8**	**28,223.8**
SUPPLEMENTAL DISCLOSURES			
Interest paid	13,339.5	6,704.5	6,704.5
Income taxes paid	12,735.8	262.9	262.9

STATEMENT OF CHANGES IN EQUITY

in EUR '000	Common Stock	Additional paid-in capital	Accumulated other comprehensive income 1 January	Accumulated other comprehensive income 31 December	Comprehensive income	Retained earnings	Total equity
Balance as at 1 January 2000	26,717.3	63,599.6	9,117.2			132,598.4	232,032.5
Comprehensive income							
Net income					42,302.5	42,302.5	
Other comprehensive income							
Consolidation adjustments			-46.9	-46.9	0.0		
Foreign currency translation adjustments			9,164.1	8,407.6	-756.5		
Unrealized gains on available-for sale securities			0.0	244.6	244.6		
Other comprehensive income					-511.9		
Comprehensive income					41,790.6		41,790.6
Dividends paid						-2,682.8	-2,682.8
Balance as at 31 December 2000	26,717.3	63,599.6		8,605.3		172,218.1	271,140.3
Adjusted comprehensive income as at January 1 (Changes in fair value of derivative hedging instruments)							204.6
Comprehensive income							
Net income					54,202.7	54,202.7	
Other comprehensive income							
Consolidation adjustments			-46.9	-45.2	1.7		
Foreign currency translation adjustments			8,407.6	2,997.9	-5,409.7		
Minimum pension liability adjustment			0.0	-1,791.7	-1,791.7		
Unrealized gains on available-for sale securities			244.6	517.4	272.8		
Changes in fair value of derivative hedging instruments			204.6	-365.0	-569.6		
Other comprehensive income					-7,496.5		
Comprehensive income					46,706.2		46,706.2
Dividends paid						-5,365.5	-5,365.5
Balance as at 31 December 2001	26,717.3	63,599.6		1,313.4		221,055.3	312,685.6

NOTES

The following Notes form an integral part of the consolidated financial statements.

NOTE 1

THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Lenzing group of companies (the "Group"), comprising Lenzing Aktiengesellschaft (Lenzing AG) and its subsidiaries, is a group organized under Austrian law. The Group presently operates mainly in the fibers and pulp but also in the engineering, plastics and paper industries.

The Group is the only viscose fiber company with a global distribution network. With production sites of affiliated companies in Indonesia (Asia) and Tennessee (North America), the Group is also the only global manufacturer of viscose fibers.

Marketing companies are situated in Germany and France. Furthermore, the Group operates a representative office in Hong Kong.

PRESENTATION OF THE GROUP'S FINANCIAL STATEMENTS

The Group financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Accounting is based on euros. The amounts given in the Notes are also stated in euros and have been rounded to the nearest thousand, except as otherwise stated.

BASIS AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Group are based on the audited financial statements of both, Lenzing AG and its wholly owned subsidiaries, all of which were prepared for the years ended 31 December 2001 and 2000. With respect to the individual companies consolidated, please refer to Note 30.

During fiscal 2001, 61% of Lenzing USA Corporation were sold, with effect of 31 December 2001, in accordance with a decision of the Supervisory Board of 20 December 2001. Since Lenzing AG continues to be responsible for commitments of Lenzing USA Corporation to quite a considerable extent, and as the economic linkage continues to exist, the latter company had to be included in the Group's financial statement by means of full consolidation, as an enterprise controlled by Lenzing, in keeping with the applied accountings regulations. However, as Lenzing AG intends to reduce its share to a non-controlling dimension, and since selling 61% of its share in that company was a first step in this direction, the activities of Lenzing USA Corportion are treated as a "discontinued operation" in the present financial statements for the Group. For more detailed information see Note 17.

With the take-over, effective as of 21 December 2001, of the remaining 50% of the former Lenzing Automation Systems GmbH, the company - which was renamed Lenzing Industrie Service GmbH - was included in the consolidated group at year-end. As of 18 December 2001, Lenzing Automation Systems GmbH & Co KG was dissolved. The closure resulted in a total discontinuance profit before taxes of EUR 25 thousand.

Any goodwill from first consolidation had already been written off completely in previous years.

Significant inter-company accounts, both in the balance sheet and in the income statement, which resulted from transactions between the consolidated companies, were eliminated upon consolidation.

Differences in offsetting receivables and payables in the consolidated financial statements, resulting from the application of

NOTES

different foreign exchange rates by the companies involved, were carried as other operating income or other expenses.

FOREIGN CURRENCY TRANSLATION

The functional currency of the subsidiaries is the local currency of the country in which they are located. Assets and liabilities of foreign subsidiaries are translated from the functional currency to the reporting currency at year-end exchange rates. Sales and other revenues and expenses are translated applying the exchange rates prevailing at the end of the month in which the underlying transactions were effected. These exchange rates correspond roughly to the rates applicable at the time of the respective transaction. The resulting translation differences are reported as a separate component of stockholders' equity, as well as in the comprehensive income.

Gains or losses resulting from transactions in a currency other than the respective functional currency were charged/credited to the income statement. The mean exchange rate as at 31 December 2001 and 2000, respectively, published by Oberbank AG, Linz, on the basis of the buying and selling rates, was used to translate all individual balance sheet items not denoted in the functional currency, except receivables not indicated in their functional currency as at 31 December 2000, which were translated at the respectively lower exchange rate applicable on the date of the transaction or the balance sheet date.

			Mean exchange rate as at 31 December	
Currency		Units	2001	2000
US Dollar	USD	1	EUR 0.8818	EUR 0.9290

CURRENT INVESTMENTS

Available-for-sale securities are stated at their market value. The differences between market value and initial cost are shown under comprehensive income, taking account of deferred taxes.

ACCOUNTS RECEIVABLE

Specific provisions have been made for amounts regarded uncollectible or only partly collectible.

INVENTORIES

Raw materials and consumables are stated at the lower of cost or market taking into account the net realizable value. Costs are determined by applying the weighted average method.
Work in progress and finished goods are also stated at the lower of cost or market. Cost of production includes direct costs and fixed and variable overhead expenses. The internal prices between segments are as applied to third parties.

NON-CURRENT INVESTMENTS AND LOANS

Investments in unconsolidated subsidiaries represent the shares in a non-profit company. Due to the non-profit nature of the subsidiary and the fact that this investment is not material to the Group, the subsidiary was not consolidated.

For the year ended 31 December 2001, the Group applied the equity method of accounting to three companies, on account of the voting-rights criteria of APB 18. The three companies accounted for under the equity method are P.T. South Pacific Viscose (share: 41.98%), WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H. (share: 25%) and RVL Reststoffverwertung Lenzing GmbH (share: 50%). For fiscal 2000, Lenzing Automation Systems GmbH (share: 50%), as well as Lenzing Automation Systems GmbH & Co KG (share: 50%) were included as companies consolidated at equity. Under the equity method of accounting, the Group recognizes earnings or losses on the investments attributable to its share, whereby the recognition of losses is limited to the cost of the investment.

Loans are stated at the nominal value, the lower of present value or amount considered recoverable.

Securities are held as partial funding of the severance and pension liabilities, as required by Sec. 14 of the 1988 Austrian Income Tax Act. In 2000, a significant portion of these securities were replaced by the large-scale investor fund GF 82. This fund is split into two sub-funds, consisting of EUR 10 million each, and invests pursuant to the regulations stipulated in the Austrian Pension Funds Act. One of the sub-funds invests exclusively in debt securities denominated in euros, whilst 16.9% of the second fund are invested in equity securities issued by European companies. The securities are available for sale; however, the Group does not intend to sell the securities in the short term. The fund is therefore valued at market. Unrealized gains and losses are reported under other comprehensive income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recognized at cost. Depreciation is based on the estimated useful lives of the assets and computed using the straight-line method. The estimated useful lives of the assets are as follows:

	years
Residential buildings	25 to 50
Office and factory buildings	33.3 to 50
Other buildings	20
Plant and machinery	7 to 15
Boilers, transformer stations, turbines	25
Vehicles	4 to 8
Furniture and fixtures	4 to 10
Computer hardware	4

Major rebuildings are capitalized. Maintenance, repairs and minor rebuildings are expensed as incurred.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are initially recorded at cost. Amortization is based on the estimated useful lives of the assets and is computed using the straight-line method.

The estimated useful lives of the intangible fixed assets are as follows:

	years
License fees, trade marks and similar rights	12 to 20
Software	4

DEFERRED TAXATION

Deferred tax assets and liabilities are determined based on the differences between the carrying amounts of assets and liabilities reported in the consolidated financial statements and their tax bases, using the tax rates enacted as at the balance sheet dates and applicable in the years in which the differences are expected to reverse.

CONTRIBUTION BY DORMANT PARTNER

The contribution received from the dormant partner represents a debt instrument as it bears fixed interest and has to be repaid upon termination by one of the parties.

PENSION PLANS

Defined-benefit or defined-contribution pension plans cover nearly all Group employees. The pension benefits of employees under defined-benefit plans are based upon final pay or average pay, respectively, and length of service.

Assets have not been segregated, nor have contributions been made to a pension fund to fund the defined-benefit pension plan of Lenzing AG. Since 2000, Lenzing AG has been paying into a pension fund for the defined-contribution pension plans. Please refer to Note 13 regarding recognition and measurement of these obligations.

OTHER LONG-TERM EMPLOYEE BENEFITS

A) ANNIVERSARY BONUSES

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary

NOTES

bonus payments to employees who have worked for the company for a specified number of years. Such payments are based on the salary at the date of respective anniversary. Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.
Please refer to Note 12 regarding recognition and measurement of these obligations.

B) SEVERANCE PAYMENTS

Employees whose contracts of employment are subject to Austrian law, are also entitled to termination benefits after three years of service, if the employer terminates the employment, or if the employee resigns prematurely for justified reasons. After a minimum of ten years of service, employees are entitled to severance payments when they have reached the statutory retirement age, irrespective of the reasons for which the contract of employment is dissolved. The amount of the benefit is a function of length of service and final salary.
Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.
Please refer to Note 14 regarding recognition and valuation of these obligations.

REVENUE RECOGNITION

Revenue from product sales is recognized at the time when risks and rewards of ownership of the product pass to the customer, taking into account the agreed upon general business terms.

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires that the Board of Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the assessment of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenues and expenses reported in the period then ended. Actual results could differ from those estimates.

EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share", basic and diluted earnings per share are presented. Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share take into consideration, in addition to common shares outstanding, potentially dilutive effects from the exercise of options which would lead to the issuance of additional common stock. The effect of the discontinued operations on the result per share for fiscal 2001 and 2000 is shown separately. Please refer to Note 19 concerning this matter.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses various derivative financial instruments to minimize risk, but not for speculative purposes.

Lenzing AG is party to a variety of foreign exchange contracts and options entered into in order to manage its exposure to foreign exchange risks. The Board of Management of Lenzing AG established the criteria that must be adhered to with respect to derivative financial instruments. The chief financial officer reviews compliance with these criteria on a regular basis. The Board of Management must also approve any new contracts entered into by the Group. The Group's policy for hedging transactions requires that each specific risk be identified, together with the derivative transaction designated, to minimize the risk.

Lenzing AG only enters into derivative transactions, which have a high correlation to the underlying (financial) risk to be hedged. The hedge position, as well as the correlation between the risk and the hedging instrument is reviewed by the Board of Management on a regular basis. Forward foreign exchange contracts and options are accounted for as hedges whenever they are designated, and are effective, as hedges of receivables or payables denominated in the respective foreign currency or of firm foreign currency commitments. Additionally, certain forward foreign exchange contracts and options are treated as hedges whenever such contracts hedge certain forecast foreign exchange transactions. Unrealized losses and gains are reported under other comprehensive income and only have an impact on the surplus for the year when the hedged transaction is also reflected in the surplus for the year.

EMPLOYEE COLLECTIVE BARGAINING AGREEMENTS

The majority of the Group's employees are represented by the works' councils.

COMPARATIVE FIGURES

The 2000 comparative figures were adapted to conform with changes in presentation, made in the year 2001. In particular, the amounts of the previous year, which relate to activities of Lenzing USA Corporation and its subsidiaries, were adapted. These are shown under "discontinued operations". In addition, also those figures, which were presented in the previous year, are shown in the balance-sheet, the income statement, the cash-flow statement as the comparative figures for the previous year, in order to obtain conformity with the provisions of the Austrian Commercial Law Code.

NOTE 2

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" had to be applied for the first time for the year under review. The standard first defines derivative financial instruments and requires that all derivatives are reported at market value, while presenting the hedging relationship is admissible when certain criteria are met. Applying this standard for the first time to the opening balance sheet as at 1 January 2001 led to an increase in equity in the amount of EUR 310.0 thousand, which is EUR 204.6 thousand after taxes.

SFAS 139 "Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89 and 121" which must be applied to business years beginning after 15 December 2000, has no effect on the Group statements.

In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was published which replaces Statement No. 125 of the same name. Implementing the new standard did not have any impact.

The two statements, i.e. No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets", were published in July 2001. In keeping with Statement No. 141, business combinations must only be reported according to the purchase method. The provisions of this statement apply as of 30 June 2001. Statement No. 142 governs the accounting and reporting of acquired goodwill and intangible assets and must be applied to business years commencing after 15 December 2001.

Statement No. 143 "Accounting for Asset Retirement Obligations", which came out in August 2001, must be applied to business years beginning after 15 June 2002.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" replaces Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", as well as the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" which relate to the sale of a business segment. The provisions of that statement apply to year-end accounts that are prepared for business years commencing after 15 December 2001.

NOTES

NOTE 3

CURRENT INVESTMENTS

Available-for-sale securities are stated at the market price on 31 December and comprise:

31 December 2001	Market value EUR '000	Average effective interest rate
Other debt securities	13,314.7	4.7%
	13,314.7	

31 December 2000	Market value EUR '000	Average effective interest rate
Austrian government bonds	8,199.9	4.8%
Other debt securities	54,350.9	4.7%
	62,550.8	

Proceeds from sales in 2001 and 2000 amounted to EUR 54,111.3 thousand and EUR 25,164.3 thousand, respectively. The resultant realized gains were EUR 1,148.0 thousand in 2001 and EUR 274.2 thousand in the year 2000.

The specific identification method was used in computing realized gains and losses.

The contractual maturity terms are as follows:

	Other debt securities EUR '000
2002	578.5
2003	-
2004	4,179.4
2005	1,658.2
2006	1,455.0
Thereafter	5,443.6
Total	13,314.7

NOTE 4

ACCOUNTS RECEIVABLE TRADE

As at 31 December, the Group's net accounts receivable trade consist of the following:

	2001 EUR '000	2000 EUR '000
Accounts receivable from unrelated parties	94,184.7	89,269.6
Accounts receivable from unconsolidated subsidiaries	3,915.5	2,373.3
Accounts receivable from associated companies	13,814.8	15,539.7
	111,915.0	107,182.6

The allowance for bad debts as at 31 December 2001 and 2000 amounted to EUR 3,032.1 thousand and EUR 2,853.7, thousand, respectively. Also included in the above list were receivables amounting to EUR 78,368.5 thousand (31 December 2000: EUR 75,206.3 thousand), assigned to creditors as collateral.

NOTE 5

INVENTORY

The basis for the valuation of inventories is stated under Note 1. As at 31 December these comprise:

	2001	2000
	EUR '000	EUR '000
Raw materials and consumables	22,925.4	26,129.0
Work in progress and finished goods	38,867.7	32,614.7
	61,793.1	58,743.7

Raw materials and consumables consist essentially of the beech wood supplies for pulp production, as well as pulp, chemicals and sundry supplies, and spare parts.

Work in progress and finished goods include viscose and Lyocell fibers, paper and plastics products, as well as the goods of Lenzing Technik.

NOTE 6

INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

During fiscal 2001, Lenzing Automation Systems GmbH & Co KG, which operated in the areas of automation, the development, manufacture and distribution of process control systems, as well as software and hardware, was dissolved. Lenzing Automation Systems GmbH – now called Lenzing Industrie Service GmbH – became a fully consolidated company after its shares, previously held by AutomationX Software for Industrial Automation GmbH, were taken over by Lenzing Technik GmbH & Co KG.

The investments in the following companies are accounted for under the equity method in the Group accounts:

P.T. South Pacific Viscose, Indonesia (SPV)
WWE – Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., Austria (WWE)
RVL – Reststoffverwertung Lenzing GmbH, Austria (RVL)
Until 31 December 2000: Lenzing Automation Systems GmbH, Austria (LASG),
Lenzing Automation Systems GmbH & Co KG, Austria (LASKG)

NOTES

The Group's share of the net income or loss of these companies are shown as additions/disposals in the attached table on the "Development of Fixed Assets" (Appendix 1).

Summarized financial information 2001	SPV EUR '000	WWE EUR '000	RVL EUR '000 preliminary		
Current assets	70,807.9	3.086.6	604.8		
Property, plant and equipment and intangible fixed assets	53,752.3	-	-		
Liabilities	146,988.6	27.1	538.4		
Net income (+)/loss (-)	-2,112.6	-22.4	+15.0		
Share in %	41.98	25.00	50.00		
Carrying amount of the investment	-	764.9	33.2		

Summarized financial information 2000	SPV EUR '000	WWE EUR '000	RVL EUR '000	LASKG EUR '000	LASG EUR '000
Current assets	68,397.2	3,116.0	660.3	165.7	37.4
Property, plant and equipment and intangible fixed assets	53,641.5	-	-	179.2	-
Liabilities	141,397.1	34.1	608.9	26.0	0.7
Net income (+)/loss (-)	13,805.5	73.9	10.1	-141.1	0.7
Share in %	41.98	25.00	50.00	50.00	50.00
Carrying amount of the investment	-	770.5	25.7	179.5	18.3

Losses incurred by SPV in the past have resulted in a zero carrying value of the investment. The Group is not required to compensate SPV for any losses. The Group's share in the net result of SPV in 2001 and 2000, restated for US GAAP compliance as applicable, is therefore not reflected in the net income of the Group.

NOTE 7

NON-CURRENT AVAILABLE-FOR-SALE SECURITIES

Regarding the development of non-current available-for-sale securities stated at market values, please refer to Appendix 1.

2001	Market value	Average effective interest rate
	EUR '000	in %
Shares in security funds and equity securities	2,501.7	
Austrian government bonds	15,514.0	
Corporate debt securities	2,474.6	
	20,490.3	1.47%

2000	Market value	Average effective interest rate
	EUR '000	in %
Shares in security funds and equity securities	1,936.9	
Austrian government bonds	16,253.3	
Corporate debt securities	3,656.2	
	21,846.4	2.68%

The remaining terms are the following for non-current available-for-sale securities:

	Austrian government bonds	Corporate debt securities
	EUR '000	EUR '000
2002	4,502.9	1,117.6
2003	462.8	133.2
2004	1,777.5	525.5
2005	261.8	81.2
2006	950.4	402.7
Thereafter	7,558.6	214.4
Total	15,514.0	2,474.6

Proceeds from sales in 2001 and 2000 amount to EUR 852.6 thousand and EUR 36,809.7 thousand, respectively. The resultant realized gains and losses were insignificant.

The specific identification method was used as the cost basis in computing realized gains and losses.

NOTE 8

PROPERTY, PLANT AND EQUIPMENT

Regarding the development of property, plant and equipment, please refer to Appendix 1.

NOTE 9

OTHER NON-CURRENT ASSETS

Regarding the development of other non-current assets, please refer to Appendix 1.

Loan-stock rights and other non-current assets comprise mainly the guaranty fund for the re-insured pension commitments.

NOTES

NOTE 10

ACCOUNTS PAYABLE TRADE

As at 31 December, the Group's accounts payable trade consist of the following:

	2001 EUR '000	2000 EUR '000
Accounts payable to unrelated parties	52,026.8	54,437.6
Accounts payable to unconsolidated subsidiaries	188.7	1,103.1
Accounts payable to associates	-	736.5
	52,215.5	56,277.2

NOTE 11

CONVERTIBLE BOND

The convertible bond 1994 to 2001 of Lenzing AG, with a nominal value of ATS 735,000,000.00 or EUR 53,414.5 thousand was fully redeemed on 27 December 2001.

NOTE 12

LONG-TERM LIABILITIES

A) LONG-TERM DEBT WITH BANKS AND OTHER LENDERS

Long-term debt with banks and other lenders as at 31 December consists of the following:

	2001 EUR '000	2000 EUR '000
Revolving credit arrangements	42,817.8	12,499.7
Fixed-term loans	101,209.7	106,936.3
	144,027.5	119,436.0
Less short-term portion	-16,601.0	-16,023.9
	127,426.5	103,412.1
Thereof due to banks	69,118.0	38,421.6
Thereof due to others	58,308.5	64,990.5

REVOLVING CREDIT ARRANGEMENTS

The terms of these loans under revolving lines of credit are fixed for a definite period of time. For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2.

FIXED-TERM LOANS

For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2. Loans due to others comprise principally loans from the Austrian Research Promotion Fund, and the ERP Fund.

Long-term debt matures in the following years:

	2001 EUR '000
2002	16,601.0
2003	10,608.9
2004	21,515.9
2005	29,800.1
2006	14,446.1
Thereafter	51,055.5
Total	144,027.5

The following table is a summary of all securities given for bank loans as at 31 December, with the amounts stated representing the lower of the amounts outstanding or the carrying amount of the collateral.

	2001	2000
	EUR '000	EUR '000
Mortgages, pledging instruments and ownership by way of collateral regarding non-real-estate fixed assets	42,292.9	46,310.8
Securities pledged	1,527.1	2,484.1
Accounts receivable assigned	38,527.2	9,399.8

B) OTHER LONG-TERM LIABILITIES

PROVISION FOR ANNIVERSARY BONUSES

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have served for a specified number of years. The provision has been measured and recorded according to SFAS No. 87 "Employers' Accounting for Pensions". The provision is calculated in that the net present value of the payment attributable to the period of service up to the balance sheet date is determined under the assumption that the payment accrues evenly over the estimated total period of service. No assets have been segregated to fund these obligations.

The following table shows the development of the provision:

	2001	2000
	EUR '000	EUR '000
Present value of the obligations as at 1 January	8,400.1	7,760.8
Charges for the period	1,188.6	1,343.7
Payments made during the period	-217.7	-704.4
Present value of the obligations as at 31 December	**9,371.0**	**8,400.1**

In calculating the provision, the following principal actuarial assumptions were made:

	2001	2000
Discount rate	5.00%	6.00%
Deduction for turnover	6.00%	0.00%
Rate of compensation increase	2.50%	2.50%

SUNDRY LONG-TERM LIABILITIES

These include primarily provisions for risks. The other long-term liabilities amounted to EUR 20,676.6 thousand and EUR 19,436.6 thousand as at 31 December 2001 and 2000, respectively.

NOTE 13

PENSION PROVISIONS

In 2000, a significant portion of the obligations resulting from defined-benefit plans covering active and retired employees of Lenzing AG, Lenzing Technik GmbH & Co KG, Lenzing Plastics GmbH & Co KG and certain employees of Lenzing Lyocell GmbH & Co KG were settled, and a defined-contribution scheme was implemented.

NOTES

Those employees whose entitlements were not settled remain in the existing non-contributory, defined-benefit pension plan. The plan provides retirement benefits based on length of service and compensation during the last year of employment. The assumed retirement age of eligible employees ranges from 56.5 to 61.5 depending upon gender and position. Mortality probabilities are based on the table "AVÖ – P 99 mixed sample". In line with Austrian fiscal requirements, marketable debt securities are required to be held in order for the pension provisions to be tax deductible. However, the provision is considered as unfunded as these securities can be readily sold subject to certain tax penalties.

The following table sets forth the development of the pension obligation:

Change in benefit obligations	2001	2000
	EUR '000	EUR '000
Benefit obligation as at 1 January	25,801.6	91,701.8
Reversal/allocation	295.2	-16,382.9
Interest costs	1,548.1	5,502.1
Benefits paid	-2,606.1	-6,399.3
Benefits paid – settlements	0.0	-48,620.1
Reserved amount as at 31 December	**25,038.8**	**25,801.6**
Unrecognized actuarial loss	2,467.9	-
Unrecognized prior service costs	-	-
Benefit obligation as at 31 December	27,506.7	25,801.6

Principal actuarial assumptions as at 31 December	2001	2000
Discount rate	5.00%	6.00%
Rate of compensation increases	2.00%	2.50%

Net income (+)/loss (-) of the period:	2001	2000
	EUR '000	EUR '000
Reversal/allocation	295.2	-16,382.9
Interest costs	1,548.1	5,502.1
Total	**1,843.3**	**-10,880.8**

The reversals shown for fiscal 2000 result from the premature redemption of long-term liabilities.

The defined-contributions pension plan, introduced in fiscal 2000, covers all employees who accepted the pension settlement offer in fiscal 2000, as well as employees who subsequently became entitled to benefits. In this connection, EUR 1,410.9 thousand were entered as expenses in the year 2001 (2000: EUR 428.8 thousand).

PROVISION FOR SEVERANCE PAYMENTS

For the employees of Lenzing AG and its Austrian subsidiaries the provision for severance payments was calculated and recorded in line with SFAS No. 87 "Employees' Accounting for Pensions".

The following table shows the development of the provision for severance payments:

Change in benefit obligations	2001	2000
	EUR '000	EUR '000
Benefit obligation as at 1 January	31,775.8	31,961.1
Service costs	2,565.9	1,781.3
Interest costs	1,905.4	1,936.3
Benefits paid	-2,336.2	-3,902.9
Reserved amount as at 31 December	33,910.9	31,775.8
Unrecognized actuarial loss	4,236.6	0.0
Benefit obligation as at 31 December	38,147.5	31,775.8

Principal actuarial assumptions as at 31 December	2001	2000
Discount rate	5.00%	6.00%
Rate of compensation increases	2.50%	2.50%

Net benefit costs of the period:	2001	2000
	EUR '000	EUR '000
Service costs	2,565.9	1,781.3
Interest costs	1,905.4	1,936.3
	4,471.3	3,717.6

The service costs in 2000, shown for entitlements earned during the business year, also include actuarial gains and losses.

NOTES

NOTE 15

INCOME TAXES

The provision for income taxes and related accounts are determined in accordance with SFAS No. 109 "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax liabilities and assets are determined based upon temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes.

The current tax expense due on the continuing operation for the years ended 31 December 2001 and 2000 amounted to EUR 16,896.6 thousand and EUR 6,722.5 thousand, respectively. The charge from tax accruals and deferrals for the business years ended 31 December 2001 and 2000 amounted to EUR 2,996.4 thousand and EUR 15,814.5 thousand, respectively.

Until the end of fiscal 2000, the Group received tax benefits in Austria for certain investments into fixed assets, subject to the requirement that the respective assets must be held for a minimum of four years (investment allowance). The tax benefit recognized in 2000 amounted to EUR 1,198.0 thousand.

The reconciliation between the tax charge calculated by applying the statutory tax rate and the effective tax charge is as follows:

	2001	2000
	EUR '000	EUR '000
Income before tax and minority interest from the continuing operation	65,471.7	69,277.3
Expected tax charge arising from the Austrian tax rate (34%)	22,260.4	23,554.3
Decrease due to investments in tax allowances	-	-1,198.0
Decrease due to research and development allowances	-1,196.5	-610.2
Taxes arising from other permanent differences and withholding taxes	-373.6	155.4
Change in valuation allowance against deferred tax assets	-797.3	635.5
Effective tax charge	**19,893.0**	**22,537.0**

As at 31 December 2001, Bacell Handelsgesellschaft mbH has net tax loss carry-forwards of approximately EUR 5,831.4 thousand available to offset future taxable income. Of these carry-forwards, EUR 271.9 thousand expire in 2002, the remainder can be carried forward indefinitely.

DEFERRED TAXATION

Deferred tax assets and liabilities (of the same tax type, in the same jurisdiction to tax, of the same taxable entity, and with the same maturity) are netted out.

Deferred tax assets and liabilities are comprised of the following as at 31 December:

	2001 EUR '000	2000 EUR '000
Deferred tax assets:		
Provisions for pensions, severance payments, anniversary bonuses, compensated vacations and insurances	4,148.0	4,834.2
Property, plant and equipment (tax bases in excess of carrying amounts)	4,505.0	4,777.5
Amounts written off investments in subsidiaries and associates deferred for tax purposes	15,793.6	6,713.0
Net tax loss carry-forwards	5,294.9	6,246.4
Sundry	2,563.7	2,789.0
	32,305.2	25,360.1
Less valuation allowance	-1,982.7	-2,938.0
Total deferred tax assets	30,322.5	22,422.1
To be offset against deferred tax liabilities		
current	2,320.7	389.3
non-current	27,981.8	21,214.1
	30,302.5	21,603.4
Deferred tax assets		
current	**20.0**	**818.7**
Deferred tax liabilities:		
Property, plant and equipment (carrying amounts in excess of tax bases)	38,870.1	41,556.4
Valuation reserve according to Sec. 12 of the 1988 Austrian Income Tax Act (roll over of gains from the sale of property, plant and equipment)	4,860.8	5,722.6
Sundry	4,283.8	1,034.9
Total deferred tax liabilities	48,014.7	48,313.9
To be offset against deferred tax assets	30,302.5	21,603.5
Deferred tax liabilities		
current	**337.0**	**105.0**
non-current	**17,375.2**	**26,605.5**

In the opinion of the Board of Management, it is more likely than not that the deferred tax assets of certain subsidiaries will not be realized. For these deferred taxes, the valuation allowance of 100%, built up in previous business years, has been therefore been maintained.

NOTES

NOTE 17

DISCONTINUED OPERATIONS

A significant segment of the fibers sector was discontinued during fiscal 2001, as 61% of the shares of the Lenzing USA Corporation were sold on 31 December 2001. (see Note 1)

The result for the year under review and the year before are shown in the income statement under the item "discontinued operations - current result" and the proceeds from the sale of the 61% share are also shown under a separate heading in the balance-sheet, namely interests of outside shareholders. The proceeds from the sales obtained in fiscal 2001 amounted to EUR 82,559.8 thousand (2000: EUR 84,863.1 thousand). The balance sheet of Lenzing USA Corporation and its subsidiaries, i.e. Lenzing Fibers Corporation and Lenzing Performance Incorporation, as at 31 December 2001 and 31 December 2000, respectively, are shown in detail below:

	31 December 2001 EUR '000	31 December 2001 EUR '000
Current assets	27,690.3	22,330.8
of these accounts receivable – trade as at 31 Dec. 2001: EUR 5,618.3 thousand (31 Dec. 2000: EUR 7,781.4 thousand)		
of these inventory as at 31 Dec. 2001: EUR 10,640.2 thousand (31 Dec. 2000: EUR 11,957.5 thousand)		
Fixed assets	13,244.3	8,194.5
of these land and buildings as at 31 Dec. 2001: EUR 2.916,3 thousand (31 Dec. 2000: EUR 1.993,2 thousand)		
Other long-term assets	652.1	0.0
Total assets	41,586.7	30,525.3
Non-current liabilities with banks and other lenders (term: up to one year)	2,352.5	4,565.0
Accounts payable – trade	8,113.6	5,907.1
Other accounts payable	6,659.9	3,965.1
Total current liabilities	**17,126.0**	**14,437.2**
Liabilities with banks	13,041.5	21,528.5
Liabilities with other lenders	0.0	1,861.8
Shareholder loan	0.0	1,237.9
Accrued pensions and other post-retirement benefits to former employees	11,055.1	7,920.6
Total non-current liabilities	**24,096.6**	**32,548.8**
Net assets/Net liabilities (=equity)	**364.1**	**-16,460.7**
Total liabilities and equity	41,586.7	30,525.3

ACCOUNTS RECEIVABLE – TRADE

The allowance for bad debts as at 31 December 2001 amounted to EUR 455.9 thousand (31 December 2000: EUR 149.2 thousand). There were also receivables amounting to EUR 5,618.3 thousand (31 December 2000: EUR 6,961.5 thousand) which were assigned to creditors as collateral.

NON-CURRENT LIABILITIES

As at 31 December 2001 the revolving loans amounted to EUR 13,041.5 thousand (31 December 2000: EUR 24,938.0 thousand) and loans to EUR 2,352.5 thousand (31 December 2000: EUR 3,017.3 thousand). The short-term portion was EUR 2,352,5 thousand (31 December 2000: EUR 4,565.0 thousand). As at 31 December 2001, the long-term portion included liabilities to banks in the amount of EUR 13,041.5 thousand (31 December 2000: EUR 21,528.5 thousand). There were no other debts as at 31 December 2001 (31 December 2000: 1,861.8 thousand).

Current assets in the amount of EUR 13,041.5 thousand had been pledged as at 31 December 2001 (31 December 2000: EUR 21,528.5 thousand) in order to secure bank loans.

PENSION PROVISIONS

Defined-benefit pension plans cover nearly all employees. The amount of the pension benefits depends upon the length of service and the average pay (salaried employees) or only upon the length of service (hourly paid employees). The commitment consists of payments to the pension fund that correspond, at least, to the minimum coverage requirements according to the applicable regulations. The assets of the pension fund consist of three investment funds which are managed by a bank.

On 15 January 2001, Lenzing Fibers Corporation entered into a three-year agreement with the United Food and Commercial Workers Local 815 Union, which represents the employees working at Lowland, Tennessee, USA. Under this agreement, the benefit-oriented pension plan, to which the company contributes, was frozen on 1 February 2001 for the remaining term of the agreement (until the end of February 2004). As of 1 February 2001 and for the term of the new agreement, Lenzing Fibers Corporation has consented to pay contributions to the UFCW's International Union-Industry Pension Fund for all of its staff members. For 2001, the contributions amounted to USD 42 per month and staff member. For 2002 and 2003, the amount per month and staff member will be USD 45.

The table below shows the development of the pension commitments:

	2001 EUR '000	2000 EUR '000
Projected benefit obligations as at 31 December	28,951.0	24,591.6
Fair value of plan assets as at 31 December	23,433.8	23,095.3
Funded status	-5,517.2	-1,496.3
Prepaid benefit costs	-	1,305.3
Accrued pension costs recognized	4,652.3	2,241.2
Net periodic pension cost	290.4	520.7
Company contributions	1,757.8	1,620.4
Benefits paid	1,243.8	1,100.8

NOTES

In determining the projected benefit obligation, the principal actuarial assumptions were as follows as at 31 December:

	2001	2000
Discount rate	7.25%	7.75%
Expected long-term rate of return upon plan assets	9.00%	9.00%
Average assumed rate of compensation increases	3.25%	3.75%

Lenzing USA Corporation also sponsors a defined-contribution plan that covers substantially all salaried employees. The defined-contribution plan expense was EUR 229.3 thousand and EUR 230.4 thousand for the years 2001 and 2000, respectively.

PROVISIONS FOR BENEFITS TO FORMER EMPLOYEES

Lenzing USA Corporation provides post-retirement health care and life-insurance coverage to salaried and hourly paid employees. The net present value of this post-retirement benefit obligation as at the date of retirement is calculated, and an equal amount is attributed to each year of service up to the date when the respective employee attains full eligibility. Salaried employees reaching the age of 55 and 10 years of service will receive prior service credits for the time worked prior to the acquisition by Lenzing AG. Hourly paid employees who have reached age 62 and 10 years of service will be eligible for benefits through age 65. No assets of the company have been set aside to fund this scheme. Lenzing USA Corporation funds benefit costs on a pay-as-you-go basis.

The following table sets forth the plan's funded status:

	2001	2000
	EUR '000	EUR '000
Benefit obligations as at 31 December	8,238.8	6,066.7
Fair value of plan assets as at 31 December	-	-
Funded status	-8,238.8	-6,066.7
Accrued post-retirement benefit cost recognized	6,402.7	5,679.4
Net periodic post-retirement benefit cost	780.4	663.2
Benefits paid	361.2	403.8

There were neither employer nor plan participants' contributions during the years 2000 and 2001.

The assumed health-care cost trend used in measuring the accumulated post-retirement benefit obligation was 5.0% per annum in 2001 and remains at that level thereafter. Furthermore, the weighted average discount rate used in determining the accumulated post-retirement benefit obligations was 7.25% as at 31 December 2001 and 7.75% as at 31 December 2000.

COMMITMENTS AND CONTINGENT LIABILITIES

The expense for operating leasing agreements amounted to EUR 318.6 thousand in fiscal 2001 (2000: EUR 308.9 thousand).

NOTE 18

STOCKHOLDERS' EQUITY

A) COMMON STOCK

The issued common stock of Lenzing AG comprises 3,675,000 shares, with each share representing equal rights. Subject to the approval of the Supervisory Board, the Board of Management is permitted to issue a further 917,500 bearer shares at its discretion at any time through 30 April 2004. The Board of Management is authorized to offer these shares to banks provided that the banks in turn offer the shares to existing shareholders at original terms.

As at 31 December 2001, B & C Privatstiftung, Makartgasse 3, A-1010 Vienna, held indirectly more than 75% of Lenzing AG's common stock. On 31 December 2000, the majority of the shares had been held by two associated Austrian banks, i.e. Bank Austria AG and Creditanstalt AG.

B) RETAINED EARNINGS

Under Austrian law, only the distributable earnings of the holding company are available for dividends to stockholders. As at 31 December 2001 and 2000, these amounted to EUR 5,369.1 thousand and EUR 5,372.9 thousand, respectively.

	EUR '000
Distributable earnings out of net income after change in untaxed reserves of Lenzing AG	5,361.7
Plus: distributable earnings brought-forward from 2000	7.4
Distributable earnings as at 31 December 2001	**5,369.1**

The Board of Management recommends that the distributable earnings be distributed as follows:

	in EUR
Distribution of a dividend of which corresponds to an amount of EUR 1.46 per share for the dividend-bearing nominal capital of EUR 26,717,250.00	5,365,500.00
to be carried forward	3,580.90

NOTES

NOTE 19

EARNINGS PER SHARE

The earnings per share data required under FAS 128 for the year ended 31 December are summarized as follows:

2001	Income EUR	Number of shares	Earnings per shares EUR
Continuing operations			
Basic earnings per share			
Income available to common stockholders	45,547,901	3,675,000	12.39
Effect of dilutive securities convertible bond	2,009,042	496,125	
Diluted earnings per share			
Income available to common stockholders plus assumed conversion	47,556,943	4,171,125	11.40
Discontinued operations			
Basic earnings per share			
Income available to common stockholders	8,654,785	3,675,000	2.36
Diluted earnings per share			
Income available to common stockholders plus assumed conversion	8,654,785	4,171,125	2.08
Total: Basic earnings per share			14.75
Diluted earnings per share			13.48

2000	Income EUR	Number of shares	Earnings per shares EUR
Continuing operations			
Basic earnings per share			
Income available to common stockholders	46,704,960	3,675,000	12.71
Effect of dilutive securities convertible bond	2,008,999	496,125	
Diluted earnings per share			
Income available to common stockholders plus assumed conversion	48,713,959	4,171,125	11.68
Discontinued operations			
Basic earnings per share			
Income available to common stockholders	-4,402,464	3,675,000	-1.20
Diluted earnings per share			
Income available to common stockholders plus assumed conversion	-4,402,464	4,171,125	-1.06
Total: Basic earnings per share			11.51
Diluted earnings per share			10.62

NOTE 20

COMMITMENTS AND CONTINGENT LIABILITIES

The following table shows the contingent liabilities and guarantees of the Group as at 31 December:

	2001 EUR '000	2000 EUR '000
Guarantees given in favor of Lenzing-Lenzing AG, the Lenzing Water Conservation Corporation, with regard to the loans granted for the construction of the second and third expansion phase of the water treatment plant	25,920.7	27,459.7
Collateral acceptance of bills of exchange	27.4	203.0

In addition, Lenzing AG also gave a guarantee in favor of Lenzing Fibers Corporation in the amount of EUR 26,725.8 thousand. Of the secured loan, EUR 13,041.5 thousand were outstanding.

The Board of Management does not believe that claims will arise out of these contingencies. Regarding potential claims in addition to the above contingencies, the Board of Management believes that they will not have a material effect on the financial position or future results of operations of the Group.

OPERATING LEASE COMMITMENTS

The Group leases certain property and equipment, including warehouses, transportation equipment, office space, PC equipment and company vehicles, under operating leases which almost completely expire over the next five years. The majority of these leases are subject to renewal at the Group's discretion.

	2001 EUR '000		2000 EUR '000
2002	1,094.2	2001	910.0
2003	579.9	2002	855.0
2004	359.6	2003	471.0
2005	177.8	2004	176.3
2006	177.8	2005	176.3
Thereafter	-	Thereafter	-
Total	2,389.3	Total	2,588.6

Total rental expense amounted to EUR 2,063.4 thousand and EUR 1,768.5 thousand in 2001 and 2000, respectively.

LITIGATION

The Group is subject to various legal actions and claims arising in the ordinary course of business. The Board of Management believes that the disposition of these matters will not have a material adverse effect upon the financial position or future results of operations of the Group.

NOTES

NOTE 21

RISK MANAGEMENT

The Group is exposed to market risk, in particular risks from changes in foreign currency exchange rates (principally fluctuations in the US dollar rate), in interest rates and commodity prices. In order to manage the risk arising from foreign exchange fluctuations, the Group has entered into a variety of forward foreign exchange contracts.

Lenzing AG maintains a risk management control system to monitor foreign exchange risks and related hedge positions. Lenzing AG uses a future-trading program of a volume that is immaterial for the Group.

FOREIGN CURRENCY EXCHANGE RISK

Lenzing AG envisages foreign currency exposure resulting from purchasing, selling and financing in currencies other than the euro, with the most significant exposure being to the US dollar. In 2001 and 2000 expenses incurred for hedging exposures to these risks amounted to EUR 454.7 thousand and EUR 108.5 thousand, respectively. These were ineffective foreign currency hedges according to SFAS No. 133.

INTEREST RATE RISK

Lenzing AG is subject to exposure from changes in interest rates affecting its financing, investing and cash management activities. However, the company has not entered into any specific hedging transaction relating to interest rate risk.

NOTE 22

TRANSACTIONS WITH SUBSIDIARIES AND ASSOCIATES

With 31 December 2001 as the effective date, the Group is no longer a related undertaking of Bank Austria AG and its subsidiaries. As of the end of the year under review, the Group has left the Bank Austria Group.

The interest earned on balances with Bank Austria AG and its subsidiaries amounted to EUR 653.7 thousand in 2001 and to EUR 1,851.8 thousand in 2000.

The interest received on securities issued by Bank Austria AG and its subsidiaries amounted to EUR 831.9 thousand in 2001 and to EUR 1,016.2 thousand in 2000.

The interest incurred in respect of loans granted by Bank Austria and its subsidiaries amounted to EUR 1,351.3 thousand in 2001 and to EUR 1,062.2 thousand in 2000.

Included in loans receivable are EUR 22,767.6 thousand and EUR 18,206.0 thousand, due from associated companies as at 31 December 2001 and 2000, respectively. Interest received under such loans amounted to EUR 1,908.9 thousand in 2001 and EUR 1,926.1 thousand in 2000.

Included in the loans receivable are non-interest bearing loans to Lenzing Fibers Corporation at a present value of EUR 774.8 thousand as at 31 December 2001 (EUR 1,237.9 thousand as at 31 December 2000). The corresponding liabilities of Lenzing Fibers Corporation are shown under the heading "net assets of discontinued operations" and "net liabilities of discontinued operations", respectively.

Significant transactions and balances with associated companies include:

2001	SPV EUR '000	RVL EUR '000	
Sales	44,584.3	6,474.0	
Purchases	-1,756.1	-6,711.4	
Interest received	1,908.9	-	
Accounts receivable trade	13,751.8	31.1	

2000	SPV EUR '000	RVL EUR '000	LASKG EUR '000
Sales	58,304.1	5,438.5	32.1
Purchases	-6,203.4	-5,841.3	-9.2
Interest received	1,926.1	-	-
Accounts receivable trade	15,539.7	25.5	17.7

NOTE 23

OTHER COMPREHENSIVE INCOME

Included under other comprehensive income are the foreign currency translation adjustments arising from the translation of financial statements of subsidiaries with a functional currency other than the euro, as well as unrealized gains and losses on available-for-sale securities and on the hedging tools.
The foreign currency translation adjustments arose from Lenzing USA Corporation that uses the US dollar as its functional currency. The pro-rated share of the foreign currency differences of EUR 4,688.3 thousand, which accumulated until the sale of the company and which are reported under other comprehensive income, are included in the proceeds from the sale and therefore in the surplus for the year 2001. The valuation variances regarding available-for-sale securities and hedging instruments take account of pro-rated tax accruals and deferrals. The value net of taxes was therefore recorded.

NOTES

NOTE 24

SEGMENT REPORTING

The Group is reporting the following sectors internally for management review purposes:

Continuing operations

2001	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	404,975.0	61,248.0	67,477.4	25,497.6	63,499.0	622,697.0
Intra-group sales	42,358.6	-	1,987.3	41,575.8	5,426.0	91,347.7
Income from operations	55,761.9	4,635.0	8,822.3	2,408.9	-6,980.4	64,647.7
Property, plant and equipment and intangible fixed assets	351,935.4	12,501.0	19,222.7	3,193.7	73.8	386,926.6
Capital expenditure	56,302.4	1,045.0	7,241.0	516.4	1,599.5	66,704.3
Depreciation	32,706.9	1,842.0	1,353.9	930.6	551.1	37,384.5
Number of employees (capacities) as at 31 December	1,868.0	135.0	270.0	494.0	14.0	2,781.0

2000	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	350,109.7	58,367.7	61,464.2	19,828.8	109,673.1	599,443.5
Intra-group sales	39,316.7	-	1,620.6	32,768.4	8,298.4	82,004.1
Income from operations	47,739.5	943.6	7,253.8	2,692.2	11,129.9	69,759.0
Property, plant and equipment and intangible fixed assets	331,071.0	13,693.6	13,370.5	3,636.3	76.2	361,847.6
Capital expenditure	37,931.1	151.7	1,903.3	1,313.3	53.7	41,353.1
Depreciation	33,158.3	1,581.8	2,163.0	835.1	32.0	37,770.2
Number of employees (capacities) as at 31 December	1,841.0	135.0	254.0	497.0	14.0	2,741.0

SALES BY GEOGRAPHIC AREAS

The geographic distribution of sales, and the locations of property, plant and equipment were the following as at 31 December:

	Sales		Property, plant and equipment	
	2001	2000	2001	2000
	EUR '000	EUR '000	EUR '000	EUR '000
Austria	128,767.8	117,115.1	381,561.3	357,974.5
EU (except Austria)	286,422.6	278,120.7	45.5	56.9
EFTA	40,414.6	44,044.1	-	-
Rest of Europe	22,770.7	21,624.7	-	-
Asia	97,729.0	98,985.2	-	-
North America	10,891.5	11,262.6	396.9	406.1
Central and South America	8,890.9	10,827.6	-	-
Others	26,809.9	17,463.5	-	-
Total	622,697.0	599,443.5	382,003.7	358,437.5

FINANCIAL INSTRUMENTS

A) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments as at 31 December are presented as follows:

	Carrying amount 2001 EUR '000	Fair value 2001 EUR '000	Carrying amount 2000 EUR '000	Fair value 2000 EUR '000
Assets				
Cash	28,673.2	28,673.2	27,693.2	27,693.2
Current investments (available-for-sale securities)	13,314.7	13,314.7	62,550.8	62,550.8
Receivables	136,223.1	136,223.1	130,450.2	130,450.2
Loans receivable	29,797.2	29,797.2	21,685.8	21,685.8
Non-current available-for sale securities	20,490.3	20,490.3	21,846.3	21,846.3
Liabilities				
Convertible bond	-	-	53,414.5	53,147.5
Short-term debt	120,860.9	120,860.9	119,486.0	119,486.0
Long-term debt	135,821.3	135,821.3	111,355.2	111,355.2

The fair value of cash is equal to the carrying amount, whilst that of current investments falls short of cost by EUR 152.7 thousand. The fair value of the loans receivable equals approximately the carrying amount, taking into account the repayment terms. Non-current available-for-sale securities were written down to fair value. The market value of the convertible bond was determined based on the price quoted on the Vienna Stock Exchange on 31 December 2000 for that day. The fair value of both short and long-term debt equals the carrying amount because the debt bears interest at the current market rates, or because the cash value is given in cases where other rates than the generally accepted market interest rate applied, using a risk-adequate generally accepted market interest rate.

B) DERIVATIVE FINANCIAL INSTRUMENTS

The Group is party to financial instruments with off-balance-sheet risk. These financial instruments are used to manage foreign currency exposures (negative variations of exchange rates).

The primary classes of derivatives used by the Group are forward foreign exchange contracts and options.

NOTES

FORWARD FOREIGN EXCHANGE CONTRACTS AND OPTIONS

The Group has foreign currency exposures principally in US dollars, but also engages in foreign exchange transactions involving GBP, SEK and CHF. The extent of the exposure significantly varies over time depending upon short-term dealings in these currencies.

Lenzing AG enters into agreements by which it seeks to manage certain foreign currency exposure primarily through forward foreign exchange contracts and foreign exchange options in accordance with guidelines implemented for this purpose. These agreements primarily hedge cash flows resulting from both firm commitments and expected transactions.

As at 31 December 2001 and 2000, the Group held forward foreign exchange contracts of EUR 37,180.3 thousand and EUR 31,271.5 thousand, respectively. The terms of these hedging transactions ranged from 1 to 10 months as of 31 December 2001. For the year ended 31 December 2000, Lenzing AG had foreign currency exchange options of EUR 32,322.0 thousand.

Whenever the transactions cannot be shown as hedging transactions, because they do not meet such criteria, the foreign exchange rate variations resulting from commodity businesses are reported under income from operations, whilst the foreign exchange rate variations resulting from forward foreign exchange contracts and options are shown under financial result.

During the business year under review, the foreign exchange rate variations from forward foreign exchange contracts and options that cannot be shown as hedging transactions amounted to EUR 1,026.9 thousand.

Losses from hedging transactions, for a total amount of EUR 365.0 thousand, are shown as part of accumulated other comprehensive income as at 31 December 2001. These losses affect net income whenever the fiber deliveries are made which are the object of the hedging transactions. It can be expected that the total amount of the losses incurred as at 31 December 2001 will thus affect net income within the next 12 months.

CREDIT RISK

The forward contracts and options previously discussed contain an element of risk, i.e. that the counterparties may be unable to meet the terms of the agreements. However, Lenzing AG minimizes such risk exposure for forward contracts and options by limiting their counterparties to major international banks.

NOTE 26

FOREIGN CURRENCY TRANSACTIONS

The aggregate foreign currency transaction losses (-)/gains (+) in 2001 and 2000 amounted to EUR +6,538.4 thousand and EUR –120.4 thousand, respectively.

NOTE 27

MAJOR VARIANCES BETWEEN ACCOUNTING POLICIES APPLIED UNDER US GAAP AND ACCOUNTING POLICIES APPLIED UNDER AUSTRIAN COMMERCIAL LAW

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America. Accordingly, certain recognition, measurement, presentation and consolidation methods were applied which differ from those prescribed by the Austrian Commercial Law Code.

The major differences are:

DIFFERENCES IN MEASUREMENT PRINCIPLES

○ compulsory

Discounting of contributions received from dormant partner
The loan from the dormant partner bears interest of 1% per annum, a rate considerably lower than the market rate. Hence, in the financial statements, the loan principal was discounted by such an amount that the effective interest expense now represents the market rate. Under Austrian accounting principles, the loan principal would not be discounted.

Available-for-sale securities
In the consolidated financial statements, these investments are recorded at market value, whereas under Austrian accounting principles, such investments would be accounted for at the lower of cost or market.

Measuring foreign-exchange receivables and liabilities
Foreign-exchange receivables and liabilities must be shown at the balance sheet date, which means that unrealized gains and losses affect current-period result. According to Austrian commercial law, only losses would be realized.

Deferred taxation
In the consolidated financial statements, the Group is recognizing deferred tax assets with regard to tax loss carry-forwards. Under Austrian accounting policies, tax losses may only be utilized to reduce a deferred tax liability, but deferred tax assets should not be recognized in respect of potential benefits resulting from tax loss carry-forwards.

Derivative financial instruments
For the consolidated financial statements, all derivative financial instruments are measured at fair value and reported in the balance sheet. The surplus for the year includes all changes in the fair value of financial instruments that do not meet the criteria of hedging tools. Any change in the fair value of hedging tools are included under other comprehensive income. According to Austrian commercial law, unrealized gains from changes in fair value affect net income, while unrealized gains are not recorded.

○ other differences

In addition to the above US GAAP-adjustments in conflict with Austrian accounting principles, the Group has adopted the following accounting policies which differ from the policies applied in the financial statements according to Austrian commercial law.

Depreciation of property, plant and equipment
The consolidated financial statements reflect depreciation periods that are consistent with those used by other companies in the industry that issue US GAAP financial statements. Such depreciation periods differ from those typically used by companies reporting under Austrian statutory accounting guidelines. The estimated useful lives of the assets are shown under Note 1.

Provision for severance payments and anniversary bonuses
In the consolidated financial statements, these liabilities have been determined in accordance with SFAS No. 87. The calculation is based on an estimated annual rate of compensation increase. For Austrian accounting purposes, these liabilities have been calculated using the guidelines issued by the Austrian Institute of Chartered Accountants.

NOTES

NOTE 28

ADDITIONAL DISCLOSURE REQUIRED BY AUSTRIAN COMMERCIAL LAW

○ Accounts receivable

Accounts receivable as at 31 December 2001 include EUR 219.6 thousand, which are due after one year. The corresponding amount as at 31 December 2000 was EUR 2,625.1 thousand. Accounts receivable include bills of exchange amounting to EUR 2,357.7 and EUR 2,803.9 thousand, respectively, as at 31 December 2001 and 2000.

○ Accounts payable

As at 31 December accounts payable consist of:

	31 December	Total	Due Dates up to 1 year	1 to 5 years	more than 5 years
		EUR '000	EUR '000	EUR '000	EUR '000
Accounts payable trade	2001	52,026.8	52,026.8	-	-
	2000	54,437.6	54,437.6	-	-
Accounts payable to unconsolidated subsidiaries	2001	188.7	188.7	-	-
	2000	1,103.1	1,103.1	-	-
Accounts payable to associates	2001	-	-	-	-
	2000	736.5	736.5	-	-
Other short-term liabilities	2001	52,044.3	52,044.3	-	-
	2000	47,185.0	47,185.0	-	-
Other long-term liabilities	2001	30,047.6	-	20,206.9	9,840.7
	2000	27,836.7	-	164.1	27,672.6
Accounts payable from income taxes	2001	9,575.1	9,575.1		
	2000	6,458.8	6,458.8		

The maturity dates of loans from banks and other lenders are shown under Note 12.

○ Expenses for raw material and services obtained, and personnel expenses

The expenses*) for raw material, other supplies and services obtained, and personnel expenses were:

	2001	2000
	EUR '000	EUR '000
Raw material	336,924.0	334,046.1
Services	46,457.5	47,401.2
	383,381.5	381,447.3

*) including the LUSAC Group

	2001 EUR '000	2000 EUR '000
Personnel expenses		
Wages	74,655.9	69,740.4
Salaries	57,237.6	53,261.4
Severance payments	4,471.3	3,407.0
Expenses (+)/income (-) from pensions and other retirement benefits	4,175.8	-9,181.1
Statutory social security expenses and other payroll-related taxes and contributions	32,495.5	31,457.9
Other voluntary social expenses	5,628.5	5,108.7
	178,664.6	153,794.3

○ Employee information

Number of employees in the Group*):

	2001	2000
Average number of employees		
Salaried employees	1,059	1,028
Hourly paid employees	2,178	2,128
	3,237	3,156
Number of employees on 31 December		
Salaried employees	1,069	1,046
Hourly paid employees	2,213	2,170
	3,282	3,216

The severance and pension expenses (including the movements in the provision) can be allocated as follows:

Expenses (+) and income (-)	Severance expenses 2001 EUR '000	Severance expenses 2000 EUR '000	Pension expenses 2001 EUR '000	Pension expenses 2000 EUR '000
Members of the Board of Management				
- active members	47.1	20.8	58.5	-808.6
- *retired members and their dependents*	0.0	0.0	1,433.6	-4,947.9
Managerial staff	1,023.2	168.7	122.5	-502.6
Other staff	3,401.0	3,217.5	2,561.2	-2,922.0
	4,471.3	3,407.0	4,175.8	-9,181.1

*) including the LUSAC Group

NOTES

	2001	2000
For the year under review, the remunerations of members of the Board of Management and of the Supervisory Board were	EUR '000	EUR '000
- active members	1,765.2	1,272.5
- retired members of the Board of Management and their dependents	1,093.4	1,786.5
- members of the Supervisory Board	106.9	43.0

NOTE 29

SUPPLEMENTARY FINANCIAL INFORMATION
QUARTERLY FINANCIAL DATA

	3-months period ended			
2001	31 March	30 June	30 September	31 December
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Net sales	146.7	154.4	153.3	168.3
Gross profit	36.0	41.1	37.6	45.4
Income from operations	14.1	15.1	14.8	20.6
Financial result	-0.4	-0.2	-1.0	2.5
Income before taxes and minority interest	13.7	14.9	13.8	23.1
Net income	9.4	10.4	9.0	16.8
Earnings per share	EUR	EUR	EUR	EUR
Basic	2.57	2.83	2.44	4.55
Diluted	2.38	2.62	2.27	4.13

	3-months period ended			
2000*)	31 March	30 June	30 September	31 December
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Net sales	144.4	167.4	163.1	189.2
Gross profit	32.3	34.6	37.9	37.5
Income from operations	9.0	12.6	14.9	30.5
Financial result	-1.6	1.1	-1.2	-0.4
Income before taxes and minority interest	7.4	13.7	13.7	30.1
Net income	4.6	9.9	8.7	19.1
Earnings per share	EUR	EUR	EUR	EUR
Basic	1.26	2.67	2.39	5.19
Diluted	1.23	2.47	2.23	4.69

*) including the LUSAC Group

SUBSIDIARIES AND ASSOCIATES OF THE LENZING GROUP – STATUS: 31 DECEMBER 2001

Name	Currency	Share or partnership capital	Holding in %
Fully consolidated subsidiaries:			
Lenzing Deutschland Syncell GmbH, Ditzingen, Germany	EUR	130,000	100.00
Lenzing France S.a.r.l., Paris, France	FRF	300,000	100.00
Lenzing Lyocell GmbH & Co KG, Heiligenkreuz, Austria	ATS	148,000,000	100.00
Lenzing Plastics GmbH & Co KG, Lenzing, Austria	EUR	3,500	100.00
Lenzing Technik GmbH & Co KG, Lenzing, Austria	EUR	3,500	100.00
Lenzing USA Corporation, Lowland, USA	USD	15,000	39.00
Lenzing Fibers Corporation, Lowland, USA	USD	1	39.00
Lenzing Performance Incorporation, Lowland, USA	USD	10	39.00
Teifi Limited, Dublin, Ireland	ATS	10,000,000	100.00
Tabuk Unlimited, Dublin, Ireland	ATS	9,000,038	100.00
Bacell Handelsgesellschaft mbH, Lenzing, Austria	ATS	500,000	100.00
Lenzing Lyocell GmbH, Heiligenkreuz, Austria	ATS	5,000,000	100.00
Lenzing Plastics GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Technik GmbH, Lenzing, Austria	EUR	35,000	100.00
Kilo Holding GmbH, Vienna, Austria	ATS	1,000,000	100.00
BZL Bildungszentrum Lenzing GmbH, Lenzing, Austria	ATS	600,000	75.00
Lenzing Industrie Service GmbH, Lenzing, Austria	EUR	36,000	100.00
Others	ATS	1,000,000	100.00
Associates accounted for under the equity method:			
P.T. South Pacific Viscose, Purwakarta, Indonesia	IDR	72,500,000,000	41.98
WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten, Austria	ATS	500,000	25.00
RVL Reststoffverwertung Lenzing GmbH, Lenzing, Austria	ATS	500,000	50.00
Non-consolidated subsidiaries:			
Gemeinnützige Siedlungsgesellschaft mbH für den Bezirk Vöcklabruck, Lenzing, Austria	EUR	1,155,336	99.90

NOTES

NOTE 31

CORPORATE BODIES

MEMBERS OF THE SUPERVISORY BOARD

Karl Schmutzer, Vienna
Chairman (as of 15/04/2002)
Deputy Chairman (18/07/2001 - 15/04/2002)

Mag. Ewald Nageler, Vienna
Chairman (18/07/2001 - 07/03/2002)
Deputy Chairman (until 18/07/2001)

Dkfm. Herbert W. Liaunig, Vienna
Chairman (until 18/07/2001)

Mag. Wolfgang Peter, Ljubljana
Deputy Chairman (as of 15/04/2002)

Dr. Hermann Bell, Linz

Dipl.-Ing. Othmar Pühringer, Linz

Dr. Horst Bednar, Vienna

WORKS COUNCIL REPRESENTATIVES

Franz Huber (until 08/01/2001)
Chairman of the White-Collar Workers' Council

Rudolf Baldinger
Chairman of the Company's Works Council
Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner
Deputy Chairman of the Company's Works Council
Chairman of the White-Collar Workers' Council

Johann Schernberger (as of 09/01/2001)
Deputy Chairman of the Blue-Collar Workers' Council

MEMBERS OF THE BOARD OF MANAGEMENT

Dr. Franz Raninger

Dipl.-Ing. Dr. Christian Reisinger

Mag. Dr. Peter Untersperger

Dipl.Kfm. Christian Jochen Werz
Spokesman of the Board (until 15/04/2002)

Lenzing, 30 April 2002

Members of the Board of Management:

Dr. Franz Raninger

Dipl.-Ing. Dr. Christian Reisinger

Mag. Dr. Peter Untersperger

INDEPENDENT AUDITORS' REPORT

To the Members of the Supervisory Board and Stockholders of Lenzing Aktiengesellschaft, Lenzing, Austria:

We have audited the accompanying balance sheets of Lenzing Aktiengesellschaft and its subsidiaries (the Group) as at 31 December 2001 and 2000, and the related statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenzing AG and its subsidiaries as at 31 December 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Under Austrian commercial law (Sec. 245 a Austrian Commercial Law Code), an audit of the Group's management report has to be conducted, and it has to be certified whether the legal requirements for the exemption from the preparation of consolidated financial statements complying with Austrian accounting principles are met.

We confirm that the Group's management report is consistent with the Group's financial statements, and we further certify that the legal requirements for the exemption from the preparation of consolidated financial statements complying with Austrian accounting principles are met.

Vienna, 3 May 2002

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Mag. Erich Kandler,
Chartered Accountant, CPA

Dr. Leopold Fischl,
Chartered Accountant

Deloitte & Touche

DEVELOPMENT OF FIXED ASSETS

Continuing operation	as at 1 January 2001	Currency translation adjustment	as at 1 January 2001 after CTA	Additions in 2001
	EUR	EUR	EUR	EUR
DEVELOPMENT OF NON-CURRENT INVESTMENTS AND LOANS				
1. Investments in unconsolidated subsidiaries	1,148,231	0	1,148,231	2,015
2. Investments in associates	993,971	0	993,971	64,334
3. Loans	24,036,618	0	24,036,618	6,096,555
4. Available-for-sale securities	51,091,148	0	51,091,148	1,131,301
Total non-current investments and loans	77,269,968	0	77,269,968	7,294,205
DEVELOPMENT OF PROPERTY, PANT AND EQUIPMENT				
1. Land	2,458,863	0	2,458,863	0
2. Buildings	138,276,744	0	138,276,744	7,514,161
3. Plant and machinery	663,545,019	0	663,545,019	52,466,847
4. Fixtures, fittings and other assets	50,492,526	0	50,492,526	3,541,025
5. Prepayments and work in the course of construction	14,603,235	0	14,603,235	2,775,913
Total property, plant and equipment	869,376,387	0	869,376,387	66,297,946
DEVELOPMENT OF INTANGIBLE FIXED ASSETS				
Intangible fixed assets	13,040,332	0	13,040,332	406,311

Discontinued operation				
1. Land and buildings	2,339,026	125,200	2,464,226	0
2. Plant and machinery, fixtures, fittings and other assets, prepayments and work in the course of construction	6,135,081	328,392	6,463,473	4,896,573
3. Intangible fixed assets	2,436,455	130,416	2,566,871	0
Total discontinued operation	10,910,562	584,008	11,494,570	4,896,573

*) Includes non-cash-effective disposals (losses) of EUR 89,573 **) Includes reclassification of individual accounts of EUR 4,030,092

Disposals in 2001	Reclassifications in 2001	Historic Cost as at 31 Dec 2001	Accumulated amortization, depreciation and write-down	Carrying Amount as at 31 Dec 2001	Carrying Amount as at 31 Dec 2000	Amortization, depreciation and write-down Write-up = W in 2001
EUR	EUR	EUR	EUR	EUR	EUR	EUR
0	0	1,150,246	0	1,150,246	1,148,231	0
185,067	-19,721	853,517	0	853,517	993,971	0
736,542	-188,214	29,208,417	-588,762	29,797,179	21,685,851	1,922,413
						4,839,600 W
663,452*)	-2,071,222	49,487,775	28,997,519	20,490,256	21,846,341	4,345
						246,418 W
						5,086,018 W
1,585,061	-2,279,157	80,699,955	28,408,757	52,291,198	45,674,394	1,926,758

1,054	0	2,457,809	0	2,457,809	2,458,863	0
983,898	2,140,955	146,947,962	75,414,373	71,533,589	66,734,770	4,099,895
6,196,960	5,402,781	715,217,687	423,223,324	291,994,363	268,216,418	28,561,235
1,780,090	0	52,253,461	42,483,698	9,769,763	9,900,968	3,539,697
649	-7,653,638	9,724,861	3,476,690	6,248,171	11,126,545	0
8,962,651	-109,902	926,601,780	544,598,085	382,003,695	358,437,564	36,200,827

27,966	109,902	13,528,579	8,605,625	4,922,954	3,410,024	1,183,693

76,486	1,376,124	3,763,864	847,531	2,916,333	1,993,213	483,208
1,181,618	2,351,208**)	12,529,636	4,272,979	8,256,657	4,228,742	2,361,547
0	302,761	2,869,632	798,343	2,071,289	1,972,517	309,572
1,258,104	4,030,093	19,163,132	5,918,853	13,244,279	8,194,472	3,154,327

LONG-TERM DEBT

Lender	Balance as at 31 December		Effective interest rate
	2001 EUR	2000 EUR	2001 %
Bank loans			
1. Revolving credit arrangements			
Variable interest rate			
Bank Austria AG, Vienna	24,854,109	0	4.21
Creditanstalt AG, Vienna	2,761,568	0	4.21
Bank Austria AG, Vienna	3,924,333	3,924,333	5.69
Bank Austria AG, Vienna	1,672,000	1,672,000	4.41
Bank Austria AG, Vienna	1,089,568	1,089,568	4.76
Oberbank AG, Lenzing	8,500,000	5,813,827	3.73
Current accounts	16,179	0	
	42,817,757	12,499,728	
Less: short-term portion	-6,702,080	-8,575,394	
	36,115,677	3,924,334	

2. Fixed term loans			
a) Fixed interest rates			
Bank Austria AG, Vienna	0	44,555	8.75
Bank Austria AG, Vienna	1,599,019	1,759,536	7.61
Bank Austria AG, Vienna	1,527,089	2,484,059	5.00
Bausparkasse Wüstenrot AG, Salzburg	38,934	48,537	6.00
Creditanstalt AG, Vienna	605,607	1,816,821	2.18
Creditanstalt AG, Vienna	0	121,121	3.11
Österreichische Investitionskredit AG, Vienna	821,203	821,203	2.79
	4,591,852	7,095,832	
Less: short-term portion	-1,913,175	-2,494,378	
	2,678,677	4,601,454	

Security given	Repayment terms
Assignment of receivables of Lenzing AG	payable upon maturity (30 June 2003)
Assignment of receivables of Lenzing AG	payable upon maturity (30 June 2003)
Assignment of receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2002)
Assignment of receivables of Lenzing Lyocell GmbH & Co KG	part of the loan designated to fund exports; terminable at call
Assignment of receivables of Lenzing Lyocell GmbH & Co KG	part of the loan designated to fund exports; terminable at call
Assignment of receivables of Lenzing Plastics GmbH & Co KG	payable upon maturity (30 June 2005)
	terminable at call

Property mortgage of EUR 6,500 thousand on real estate EZ 167, KG Lenzing (serves also as collateral for the capital expenditure loan of EUR 4,400 thousand)	last instalment due on 20 June 2001; semi-annual
Guarantee of Finanzierungsgesellschaft Ost-West-Fonds	semi-annual
Pledge of securities in the amount of the respectively unpaid loan	semi-annual
Mortgage on building	monthly
Blank acceptances, incl. dedication statement and guarantee of the Research Promotion Fund	last instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	last instalment due on 30 June 2001; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	1st instalment due on 30 March 2002; semi-annual

LONG-TERM DEBT

Lender	Balance as at 31 December 2001 EUR	2000 EUR	Effective interest rate 2001 %
2. Fixed-term loans			
b) Variable interest rate			
Bank Austria AG, Vienna	3,963,213	4,056,234	2.50-4.00
Creditanstalt AG, Vienna	2,034,840	2,034,840	1.51
Creditanstalt AG, Vienna	436,037	436,037	1.55
Creditanstalt AG, Linz	4,152,310	4,152,310	6.22
EB und Hypo - Bank Burgenland AG, Eisenstadt	14,534,567	14,534,567	5.66
Oberbank AG, Lenzing	169,570	339,140	1.65
Oberbank AG, Lenzing	3,600,000	3,600,000	4.89
Österreichische Investitionskredit AG, Vienna	2,131,736	3,197,605	1.61
Raiffeisenlandesbank Oberösterreich	1,017,420	0	1.35
Bank Austria AG, Vienna	436,037	0	1.49
	32,475,730	32,350,733	
Less: short-term portion	-2,152,085	-2,454,889	
	30,323,645	29,895,844	
Bank loans	79,885,339	51,946,293	
Less: short-term portion	-10,767,339	-13,524,661	
Long-term bank loans	69,118,000	38,421,632	

Security given	Repayment terms
Guarantee of Finanzierungsgesellschaft Ost-West-Fonds	semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2002; semi-annual
Property mortgage of EUR 6,500 thousand on real estate EZ 167, KG Lenzing	payable upon maturity (31 December 2005)
Property mortgage of EUR 14,534.6 thousand on real estate EZ 958, Heiligenkreuz i.L.	1st instalment due on 31 December 2001; semi-annual; change of date of 1st instalment (as of 2003)
Bill of exchange given as security, incl. dedication statement and guarantee of the Research Promotion Fund	1st instalment due on 1 June 2000; semi-annual
Bill of exchange given as security, incl. dedication statement	payable upon maturity (30 September 2004)
Bill of exchange given as security, incl. dedication statement and guarantee of the Research Promotion Fund	1st instalment due on 31 March 2001; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	1st instalment due on 31 December 2003; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with Sect. 1357 of the Austrian Civil Law Code	1st instalment due on 30 September 2003; semi-annual

LONG-TERM DEBT

Lender	Balance as at 31 December 2001 EUR	2000 EUR	Effective interest rate 2001 %
Other Loans			
1. Fixed-term loans			
a) Fixed interest rate			
Bank Austria AG, Vienna			
ERP loan KZE No. 1901.0024/92	3,130,600	3,391,496	4.00
Research Promotion Fund, Vienna			
Various loans	4,917,626	3,361,119	2.00-3.00
	8,048,226	6,752,615	
Less: short-term portion	-1,560,504	-406,241	
	6,487,722	6,346,374	
b) Variable interest rate			
Bank Austria AG, Vienna			
ERP loan KZE No. 6901.0067/93	3,028,204	3,028,204	2.50-4.00
ERP loan KZE No. 6001.0176/96	5,464,997	6,831,247	4.00
EB und Hypo - Bank Burgenland AG, Eisenstadt			
ERP loan No. 910-258-026/65	11,991,018	14,534,567	4.00
ERP loan No. 910-158-026/66	21,801,850	21,801,850	4.37
Oberbank AG, Linz			
ERP loan KZE No. 6001.0198/97	6,540,555	7,267,284	2.50-4.00
ERP loan KZE No. 6001.0230/98	7,267,284	7,267,284	1.75
Current accounts	0	6,696	
	56,093,908	60,737,132	
Less: short-term portion	-4,273,163	-2,092,979	
	51,820,745	58,644,153	
Other loans	64,142,134	67,489,747	
Less: short-term portion	-5,833,666	-2,499,220	
Other long-term loans	58,308,468	64,990,527	
Total debt	144,027,473	119,436,040	
Less: short-term portion	-16,601,006	-16,023,881	
Total long-term debt	127,426,467	103,412,159	

Appendix 2/3

Security given	Repayment terms
Bill of exchange and guarantee of Finanzierungsgesellschaft Ost-West Fonds	1st instalment due on 1 July 2001; semi-annual
	payable upon maturity
Bill of exchange and guarantee of Finanzierungsgesellschaft Ost-West Fonds	1st instalment due on 1 January 2004; semi-annual
Blank acceptance and bill of exchange as well as mortgages, guarantee given by Bank Austria AG	1st instalment due on 31 December 2000; semi-annual
Guarantee given by the Federal Province of Burgenland (WIBAG)	1st instalment due on 1 January 2002; semi-annual; change of date of 1st instalment (as of 2004)
Property mortgage of EUR 21,801.9 thousand on real estate EZ 958, Heiligenkreuz i. L.	1st instalment due on 1 July 2002; semi-annual; *change of date of 1st instalment (as of 2004)*
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 July 2001; semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 January 2002; semi-annual

REPORT OF SUPERVISORY BOARD ON FISCAL 2001

TO THE 58TH REGULAR SHAREHOLDERS' MEETING:

Dear Shareholders,

At four meetings held in 2001 and by way of information received on an ongoing basis, the Supervisory Board of Lenzing AG was informed by the Board of Management of the company's activities as well as of the decisions taken by Lenzing AG and its subsidiaries. Whenever required, the Supervisory Board approved important business transactions. In addition, the Members of the Steering Committee and the Working Committee had regular personal exchanges with the Board of Management.

On account of the concerns, expressed by the chartered accountants in a meeting of the Financial Audit Committee, concerning the sale of the majority shareholding in LUSAC/LFC, the US subsidiary, the Supervisory Board exercised its right according to § 95 (3) of the Austrian Stock Corporation Act and asked for a review of the transaction. The facts established by the review team showed clearly that the Supervisory Board had been informed incompletely and incorrectly by the Board of Management, and that the sale had not been implemented in line with the decisions of the Supervisory Board.

As the chartered accountant also withdrew his audit report on the Group financial statements for 2001, which he had previously issued, and also voided the unrestricted audit certificate for the individual accounts 2001, as a consequence of his knowledge obtained in the course of the review commissioned by the Supervisory Board, the Supervisory Board felt ultimately obliged to draw consequences regarding the staffing of the Board of Management. In keeping with § 75 (4) of the Austrian Stock Corporation Act, it therefore removed Dipl.Kfm. Jochen Werz, who was primarily responsible for the sale, from his position and terminated his employment relationship with immediate effect.

The financial statements and the Group's accounts as at 31 December 2001, which are now available, were audited by Deloitte & Touche, Österreichische Wirtschaftsberatung GmbH, Chartered Accountants and Tax Consultants, Vienna, and they have issued their unrestricted audit certificate and audit report.

The Supervisory Board discussed and approved the financial statements. In keeping with § 127 of the Austrian Stock Corporations Act, the Supervisory Board stated that it accepted the submitted status report and approved the accounts for fiscal 2001. The financial statements have thus been established in keeping with § 125 (2) of the Austrian Stock Corporations Act. Moreover, the Supervisory Board also acted in keeping with § 244 of the Austrian Commercial Law Code, in connection with § 245 a of the Austrian Commercial Law Code, and approved the Group's accounts and the report on the Group's status.

The Supervisory Board unanimously approved the proposal by the Board of Management on the distribution of the profit.

The Supervisory Board proposes to the 58th Regular Shareholders' Meeting to appoint Deloitte & Touche, Österreichische Wirtschaftsberatung GmbH, Vienna, as auditors for the 2002 accounts.

By way of conclusion, the Supervisory Board thanks the Board of Management and all staff members of the company for their constructive cooperation during the business year under review.

On behalf of the Supervisory Board Vienna, May 2002

Karl Schmutzer
Chairman of the Supervisory Board

IMPORTANT ADDRESSES

EUROPE:

Lenzing Aktiengesellschaft
A-4860 Lenzing
Phone: +(43)7672-701 0
Fax: +(43)7672-701 3880
E-Mail: office@lenzing.com

Lenzing Technik GmbH & Co KG
A-4860 Lenzing
Phone: +(43)7672-701 2202
Fax: +(43)7672-96858
E-Mail: technik@lenzing.com

Lenzing Plastics GmbH & Co KG
A-4860 Lenzing
Phone: +(43)7672-701 2851
Fax: +(43)7672-918 2851
E-Mail: marketing@lenzing-plastics.com

Lenzing Lyocell GmbH & Co KG
Industriegelände 1
A-7561 Heiligenkreuz
Phone: +(43)3325-4100
Fax: +(43)3325-4100 400
E-Mail: office@lenzing-lyocell.com

Lenzing Deutschland Syncell GmbH
Stuttgarter Straße 23
D-71254 Ditzingen
Phone: +(49)7156-1615 0
Fax: +(49)7156-1615 55
E-Mail: info@lenzing-syncell.de

Lenzing France S.a.r.l.
64, rue Tiquetonne
F-75002 Paris
Phone: +(33)1-4488 2246
Fax: +(33)1-4488 2250
E-Mail: jm.lefevre.lenzing@wanadoo.fr

Bildungszentrum Lenzing GmbH
A-4860 Lenzing
Phone: +(43)7672-701 3531
Fax: +(43)7672-96866
E-Mail: sekretariat@bzl.ac.at

RVL Reststoffverwertung Lenzing GmbH
A-4860 Lenzing
Phone: +(43)7672-701 3361
Fax: +(43)7672-94061
E-Mail: jo.kroiss@lenzing.com

Gemeinnützige Siedlungsgesellschaft mbH
für den Bezirk Vöcklabruck
A-4860 Lenzing
Phone: +(43)7672-701 2308
Fax: +(43)7672-701 3704
E-Mail: j.serafin@lenzing.com

WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft mbH
Obere Donaustraße 19-21
A-1020 Vienna
Phone: +(43)1-33146
Fax: +(43)1-33146 950
E-Mail: r.volek@bai.at

Bacell Handelsgesellschaft mbH
A-4860 Lenzing
Phone: +(43)7672-701 3710
Fax: +(43)7672-701 3856
E-Mail: c.grieshofer@lenzing.com

USA:

Lenzing Fibers Corp.
Head Office/Production
160 Highway,
P.O.Box 2000
Lowland, TN 37778
Phone: +(1)423-585 4802
Fax: +(1)423-585 4801
E-Mail: bonawicf@lenzingusa.com

Marketing & Sales
6060 J.A. Jones Drive,
Suite 600
Charlotte, NC 28287
Phone: +(1)704-551 1401
Fax: +(1)704-554 0577
E-Mail: noblekd@lenzingusa.com

ASIA:

P.T. South Pacific Viscose
Ds. Cicadas, P.O.Box 11
PWK Purwakarta 41101
West Java, Indonesia
Phone: +(62)264-200 636
Fax: +(62)264-206 432
E-Mail: sales@spvpwk.sp.co.id

Office Jakarta:
Phone: +(62)21-577 1630
Fax: +(62)21-577 1640
E-Mail: barker_jkt@spvjkt.spv.co.id

Lenzing AG Hong Kong Representative Office
16 Fl., Cheung Kong Centre
2 Queen's Road Central,
Central Hong Kong,
P. R. China
Phone: +(852) 2297-2276
Fax: +(852) 2297-0066
E-Mail: hongkong@lenzing.com

Lenzing Technik Beijing Representative Office
Landmark Tower No.8, Unit
1410 North Dongsanhuan Road
Chaoyang District
Beijing, P.R. China
Phone: +(86)10-6590 0946
Fax: +(86)10-6590 0949
E-Mail: beijingoffice@lenzing.com

FAIRS 2001

FIBERS

Heimtex	Frankfurt	January
Première Vision	Paris	March
Interstoff South America	Sao Paulo	March
Moscow Textile Global Fair	Moscow	March
Idea	Miami	March
Intertextile	Beijing	March
FDIC	Indianapolis	March
CTI-DND	Ottawa	March
Techtextil	Frankfurt	April
A+A	Düsseldorf	May
Expofil	Paris	June
Fenit	Sao Paulo	June
Man-Made-Fibres Congress	Dornbirn	September
NSC	Atlanta	September
Première Vision	Paris	October
Interstoff Asia	Hong Kong	October
Intertextile	Shanghai	October
Techtextil South America	Sao Paulo	November
Expofil	Paris	December

LENZING TECHNIK

Expomatex	Barcelona	March
Stexpo	Shanghai	May
Shanghai Tex	Shanghai	May
Pulpaper	Helsinki	June
Countryside, fire management	Cirencester	June
Man-Made-Fibres Congress	Dornbirn	September
Retter	St. Pölten	September
Congres des Sapeurs-Pompiers	Strasbourg	October
OTEMAS	Osaka	October
ITMA Asia	Singapore	October

LENZING PLASTICS

Techtextil	Frankfurt	April
Science and Technology of Filtration and Separation for the 21st Century	Tampa	May
Achemasia	Beijing	May
Envitec	Düsseldorf	May
Wire Singapore	Singapore	April
Filtration	Chicago	December
Pollutec	Paris	December

FAIRS 2002

FIBERS

Heimtex	Frankfurt	January
Première Vision	Paris	February
Texworld	Paris	February
Intertextile	Beijing	March
Techtextil	Atlanta	April
FDIC	Indianapolis	April
INDEX	Geneva	April
CTI-DND	Ottawa	May
Expofil	Paris	June
Man-Made-Fibres Congress	Dornbirn	September
Première Vision	Paris	September
Techtextil	Shanghai	September
Interstoff Asia	Hong Kong	October
Intertextil	Shanghai	October
Expofil	Paris	December

LENZING TECHNIK

FDIC	Indianapolis	February
Fibershow	Greenville	May
International Viscose Congress	Bad Ischl	June
Man-Made-Fibres Congress	Dornbirn	September
Retter	Wels	September
CITME	Beijing	October
Sécurité	Paris	November

LENZING PLASTICS

Wire	Düsseldorf	April
Techtextil	Atlanta	April
Filtration	Washington	December

LENZING

LONG-TERM COMPARISON

		under US-GAAP				under Austrian law (SPV - fully consolidated)				
		2001	2000	1999*	1998*	1997	1996	1995	1994	1993
SALES AND RESULT										
Sales	EUR mill.	623	599	550	547	522	566	632	612	635
Sales outside of Austria	%	79.3	80.5	81.9	80.6	81.8	83.0	83.2	84.1	84.3
Income from operations / Operating result	EUR mill.	65	70	9	17	-21	-3	28	32	19
Financial result	EUR mill.	1	0	-5	-9	-26	0	-5	-9	-7
Result from ordinary business activities	EUR mill.					-47	-2	23	22	12
Income before taxes and minority interest	EUR mill.	65	69	4	8					
Extraordinary result	EUR mill.					0	-9	0	8	-23
Income taxes	EUR mill.	-20	-23	0	-3	0	0	-4	-8	-4
Result from discontinued operations	EUR mill.	9	-4	0	0					
Profit / loss for the year	EUR mill.					-48	-11	18	22	-15
Net income	EUR mill.	54	42	4	6					
Cash flow										
Gross cash flow	EUR mill.	86	37	61	70	55	33	72	61	54
Gross cash flow as per cent of sales	%	13.9	6.2	11.1	12.8	10.5	5.8	11.3	10.0	8.6
Net cash provided by operating activities	EUR mill.	82	28	61	50	49	67	73	71	91
Free cash flow	EUR mill.	59	-9	22	48	-38	-104	22	41	18
Capital expenditure	EUR mill.	67	41	39	39	87	154	56	39	73
Assets structure**										
Non-current assets	%	65.0	59.4	62.0	63.2	60.1	58.2	47.2	49.2	54.1
Current assets	%	35.0	40.6	38.0	36.8	39.9	41.8	52.8	50.8	45.9
Total assets	EUR mill.	686	691	688	689	840	850	775	749	728
Capital structure**										
Equity	%	45.6	39.3	33.7	33.3	22.1	29.6	32.5	33.3	32.8
Social capital	%	8.6	8.3	19.1	19.0	14.1	13.5	14.3	14.6	15.3
Liabilities (exclusive of social capital)	%	45.8	52.4	47.2	47.7	63.8	56.9	53.2	52.1	51.9
Key data										
Return on sales (ROS) 1)	%	7.7	10.5	1.5	3.1	-6.4	2.0	5.4	4.8	3.9
Return on capital employed (ROCE) 2)	%	11.7	15.5	2.0	3.9	-4.8	1.7	5.3	4.6	4.1
Return on equity (ROE)	%	18.6	16.8	1.9	2.5	-21.7	-0.9	9.1	9.1	5.0
EBIT 3)	EUR mill.	65	70	9	17	-21	-3	28	32	19
EBITDA 4)	EUR mill.	102	108	61	66	63	50	81	85	92
EBITDA margin	%	16.4	18.0	11.1	12.0	12.1	8.8	12.8	13.9	14.5
OEVFA earnings / deficiency per share	EUR					-8.2	-4.8	3.0	1.6	1.5
Earnings per share (basic)	EUR	12.4	12.7	1.2	1.5					
Number of employees at year-end		3,282	3,216	3,166	3,226	4,781	4,936	4,906	4,994	5,543

1) = NOPAT (=income from operations (EBIT) less proportional income taxes) / Sales

2) = NOPAT /
The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash, Investments
- Current and non-current securities and loans

3) = Income before taxes, minority interest and financial result

4) = EBIT plus depreciation and amortization of intangible fixed assets and property, plant and equipment

* LUSAC Group shown as discontinued operation
** Netting out deferred taxes in fiscal 2001 resulted in an adjustment of the comparable figures 1998-2000.

1) = Profit / loss for the year before extraordinary result and net interest charge / Sales

2) = Profit / loss for the year before extraordinary result and net interest charge /
The average of total liabilities and stockholders' equity
- Provision for taxes, other provisions
- Payments received on account of orders
- Accounts payable trade
- Accounts payable to unconsolidated subsidiaries
- Accounts payable to associates, other payables
- Deferred income

3) = Result from ordinary business acitivities plus interest

4) = EBIT plus depreciation of property, plant and equipment, amortization of intangible fixed assets and write-down of financial assets

NOTES

NOTES

NOTES

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Lenzing Aktiengesellschaft
Investor Relations
Mag. Angelika Guldt
A-4860 Lenzing, Austria

Phone: +(43) 7672-701-2713
Fax: +(43) 7672-96301
E-Mail: a.guldt@lenzing.com
Homepage: www.lenzing.com

THE WORLD LEADER IN CELLULOSE FIBER TECHNOLOGY



Copyright and published by:
Lenzing Aktiengesellschaft
A-4860 Lenzing, Austria
www.lenzing.com

Edited by:
Lenzing Aktiengesellschaft
Corporate Communications
Mag. Angelika Guldt

Phone: +(43) 7672-701-2713
Fax: +(43) 7672-96301
a.guldt@lenzing.com

Menedetter PR GmbH,
Vienna, Austria

Idea and design by:
Electric Arts, Lenzing, Austria
Softnomics, Linz, Austria

Translated into English by:
Dipl. Dolm. Liese Katschinka,
Vienna, Austria

Printed by:
kb-offset, Regau, Austria

Photography by:
Kutzler + Wimmer, Linz, Austria
Softnomics, Linz, Austria
Fotostudio Attersee, Vöcklabruck
Stone

LENZING

WORLD LEADER IN CELLULOSE FIBER TECHNOLOGY

Lenzing Aktiengesellschaft
A-4860 Lenzing, Austria
Tel: +(43) 7672-701-0
Fax: +(43) 7672-701-3880
E-Mail: office@lenzing.com
www.lenzing.com